                                                 Registration Nos. 333-
                                                                        811-2441



               As filed with the Commission on January 15, 1999
                     ______________________________________

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM N-4


REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933          [X]
     Pre-Effective Amendment No.   ___                           [ ]
     Post-Effective Amendment No.  ___                           [ ]



                                 and/or


REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940  [ ]
    Amendment No. 71                                             [X]
                 -----

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              SEPARATE ACCOUNT D
                          (Exact Name of Registrant)


                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                              (Name of Depositor)


                             2727-A Allen Parkway
                             Houston, Texas 77019
        (Address of Depositor's Principal Executive Offices) (Zip Code)
                                (713) 831-8471
              (Depositor's Telephone Number, including Area Code)

                            Pauletta P. Cohn, Esq.
                    Associate General Counsel and Secretary
                        American General Life Companies
                             2727-A Allen Parkway
                              Houston, TX  77019
                    (Name and Address of Agent for Service)

                   Copies of all communications and order to
                                Diane E. Ambler
                             Mayer, Brown & Platt
                          2000 Pennsylvania Ave. N.W.
                            Washington, D.C. 20006

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

Title of Securities Being Registered:
  Units of interest in American General Life Insurance Company Separate Account D under variable annuity policies.

Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file another amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             AGL SEPARATE ACCOUNT D
                          ___________________________
                                    FORM N-4
                                     under
                         The Securities Act of 1933 and
                       The Investment Company Act of 1940
                                   ________
                             CROSS REFERENCE SHEET

                           (Pursuant to Rule 481(a))


ITEM NO.                                                                         PROSPECTUS CAPTION
-----------                                                       ------------------------------------------------

PART A
1.  Cover Page......................................................    Cover Page
2.  Definitions.....................................................    Glossary
3.  Synopsis........................................................    Fee Table, Synopsis of Contract Provisions
4.  Condensed Financial Information.................................    Accumulation Unit Data
5.  General Description of Registrant, Depositor and Portfolio
    Companies.......................................................    AGL SEPARATE ACCOUNT D, THE SERIES
6.  Deductions and Expenses.........................................    Charges Under the Contracts, Distribution
                                                                        Arrangements
7.  General Description of Variable Annuity Contracts...............    Contract Issuance and Purchase Payments,
                                                                        Transfer, Automatic Rebalancing, Surrender and
                                                                        Partial Withdrawal of Owner Account Value, Other
                                                                        Aspects of the Contracts
8.  Annuity Period..................................................    Annuity Period and Annuity Payment Options
9.  Death Benefit...................................................    Death Proceeds
10. Purchase and Contract Value.....................................    Contract Issuance and Purchase Payments, Owner
                                                                        Account Value, Charges Under the Contracts
11. Redemptions.....................................................    Transfer, Automatic Rebalancing, Surrender and
                                                                        Partial Withdrawal of Owner Account Value
12. Taxes...........................................................    Federal Income Tax Matters
13. Legal Proceedings...............................................    LEGAL MATTERS
14. Table of Contents of the Statement of Additional Information....    Contents of Statement of Additional Information


ITEM NO.                                                                STATEMENT OF ADDITINAL INFORMATION CAPTION
-----------                                                             ------------------------------------------------
PART B

15. Cover Page......................................................   Cover Page
16. Table of Contents...............................................   Table of Contents
17. General Information and History.................................   General Information
18. Services........................................................   INDEPENDENT AUDITORS, SERVICES,
                                                                       PRINCIPAL UNDERWRITER
19. Purchase of Securities Being Offered............................   Prospectus: Contract Issuance and Purchase
                                                                       Payments, Charges Under the Contracts,
                                                                       Distribution Arrangements




ITEM NO.                                                                STATEMENT OF ADDITINAL INFORMATION CAPTION
-----------                                                             ------------------------------------------------

20. Underwriters.....................................................   PRINCIPAL UNDERWRITER
21. Calculation of Performance Data..................................   PERFORMANCE DATA FOR THE DIVISIONS
22. Payout Payments..................................................   Prospectus: Annuity Period and Annuity Payment
                                                                        Options, State of Additional Information:
                                                                        ANNUITY PAYMENTS
23. Financial Statements.............................................   Financial Statements

PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

                    PLATINUM INVESTOR(TM) VARIABLE ANNUITY
                      FLEXIBLE PAYMENT VARIABLE AND FIXED
                           DEFERRED ANNUITY CONTRACTS
                                   OFFERED BY
                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                    P.O. BOX 1401, HOUSTON, TEXAS 77251-1401
                       1 (800) 360-4268;  (713) 831-3505

American General Life Insurance Company ("AGL") is offering, flexible payment variable and fixed deferred annuity contracts (the "Contracts") described in this Prospectus.

You may use AGL's Separate Account D ("Separate Account") for a variable investment return under the Contracts based on one or more of the following mutual fund series: AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company; Dreyfus Variable Investment Fund; Dreyfus Socially Responsible Growth Fund, Inc.; MFS Variable Insurance Trust; Morgan Stanley Dean Witter Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund or Van Kampen Life Investment Trust.

 .  AIM Variable Insurance Funds, Inc.
   .  AIM V.I. International Equity Fund
   .  AIM V.I. Value Fund

 .  American General Series Portfolio Company
   .  International Equities Fund
   .  MidCap Index Fund
   .  Money Market Fund
   .  Stock Index Fund

 .  Dreyfus Variable Investment Fund
   .  Quality Bond Portfolio
   .  Small Cap Portfolio

 .  Dreyfus Socially Responsible Growth Fund, Inc.
   .  Dreyfus Socially Responsible Growth Fund

 .  MFS Variable Insurance Trust
   .  MFS Emerging Growth Series

 .  Morgan Stanley Dean Witter Universal Funds, Inc.
   .  Equity Growth Portfolio
   .  High Yield Portfolio

 .  SAFECO Resource Series Trust
   .  Equity Portfolio
   .  Growth Portfolio

 .  Templeton Variable Products Series Fund
   .  Templeton Asset Allocation
   .  Templeton International


 .  Van Kampen Life Investment Trust
   .  Strategic Stock Portfolio

You may also use AGL's guaranteed interest option. This option currently has one Guarantee Period, with a guaranteed interest rate.

We have designed this Prospectus to provide you with information that you should have before investing in the Contracts. Please read the Prospectus carefully and keep it for future reference.

For additional information about the Contracts, you may request a copy of the
Statement of Additional Information (the "Statement"), dated [        ], 1999.
We have filed the Statement with the Securities and Exchange Commission ("SEC") and have incorporated it by reference into this Prospectus. The "Table of Contents" of the Statement appears at page 50 of this Prospectus. You may obtain a free copy of the Statement if you write or call AGL's Annuity Administration Department, in our Home Office, which is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The telephone number is 1-800-360-4268. You may also obtain the Statement through the SEC's Web site at http://www.sec.gov.

You should rely only on the information contained in this document or that we have referred you to. We have not authorized anyone to provide you with information that is different.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE CONTRACTS ARE NOT AVAILABLE IN ALL STATES.

This prospectus is valid only if you also receive current prospectuses of the AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company; Dreyfus Variable Investment Fund; Dreyfus Socially Responsible Growth Fund, Inc.; MFS Variable Insurance Trust; Morgan Stanley Dean Witter Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund or Van Kampen Life Investment Trust.


                This Prospectus is dated [______________], 1999

                                    CONTENTS

Glossary...................................................................................    4
Fee Table..................................................................................    7
Synopsis of Contract Provisions............................................................   10
     Minimum Investment Requirements.......................................................   10
     Purchase Payment Accumulation.........................................................   10
     Fixed and Variable Annuity Payments...................................................   11
     Changes in Allocations among Divisions and Guarantee Periods..........................   11
     Surrenders and Withdrawals............................................................   12
     Cancellation Right....................................................................   12
     Death Proceeds........................................................................   12
     Limitations Imposed by Retirement Plans and Employers.................................   12
     Communications to Us..................................................................   13
     Financial and Performance Information.................................................   13
     Other Information.....................................................................   15
Financial Information......................................................................   15
AGL........................................................................................   15
Separate Account D.........................................................................   15
The Series.................................................................................   16
     Voting Privileges.....................................................................   19
The Fixed Account..........................................................................   19
     Guarantee Period......................................................................   20
     Crediting Interest....................................................................   20
     New Guarantee Periods.................................................................   21
Contract Issuance and Purchase Payments....................................................   21
     Minimum Requirements..................................................................   22
     Payments..............................................................................   22
Owner Account Value........................................................................   22
     Variable Account Value................................................................   23
     Fixed Account Value...................................................................   23
Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value...   24
     Transfers.............................................................................   24
     Automatic Rebalancing.................................................................   25
     Surrenders............................................................................   25
     Partial Withdrawals...................................................................   26
Annuity Period and Annuity Payment Options.................................................   27
     Annuity Commencement Date.............................................................   27
     Application of Owner Account Value....................................................   27
     Fixed and Variable Annuity Payments...................................................   27
     Annuity Payment Options...............................................................   28
     Election of Annuity Payment Option....................................................   28
     Available Annuity Payment Options.....................................................   29
     Transfers.............................................................................   31
Death Proceeds.............................................................................   31


     Death Proceeds Before the Annuity Commencement Date...................................   31
     Death Proceeds After the Annuity Commencement Date....................................   33
     Proof of Death........................................................................   33
Charges Under the Contracts................................................................   34
     Premium Taxes.........................................................................   34
     Surrender Charge......................................................................   34
     Transfer Charges......................................................................   36
     Charge to the Separate Account........................................................   36
     Miscellaneous.........................................................................   37
     Systematic Withdrawal Plan............................................................   37
     One-Time Reinstatement Privilege......................................................   37
     Reduction in Surrender Charges and Administrative Charges.............................   37
Long-Term Care and Terminal Illness........................................................   38
     Long-Term Care........................................................................   38
     Terminal Illness......................................................................   38
Other Aspects of the Contracts.............................................................   38
     Owners, Annuitants and Beneficiaries; Assignments.....................................   38
     Reports...............................................................................   39
     Rights Reserved by us.................................................................   39
     Payment and Deferment.................................................................   40
Federal Income Tax Matters.................................................................   41
     General...............................................................................   41
     Non-Qualified Contracts...............................................................   41
     Individual Retirement Annuities ("IRAs")..............................................   43
     Roth IRAs.............................................................................   45
     Simplified Employee Pension Plans.....................................................   45
     Simple Retirement Accounts............................................................   46
     Other Qualified Plans.................................................................   46
     Private Employer Unfunded Deferred Compensation Plans.................................   47
     Federal Income Tax Withholding and Reporting..........................................   48
     Taxes Payable by AGL and the Separate Account.........................................   48
Distribution Arrangements..................................................................   48
Services Agreements........................................................................   49
Legal Matters..............................................................................   49
Year 2000 Considerations...................................................................   49
Other Information on File..................................................................   50
Contents of Statement of Additional Information............................................   50

                                    GLOSSARY

WE, OUR, AND US  American General Life Insurance Company ("AGL").

YOU AND YOUR - a reader of this Prospectus who is contemplating making purchase payments or taking any other action in connection with a Contract. This is generally the Owner of a Contract.

ACCOUNT - Any of the Divisions or the Fixed Account.

ACCOUNT VALUE - the sum of your Fixed Account Value and your Variable Account Value after deduction of any fees. We may subtract certain other charges from your Account Value in the case of transfers or distributions of your Account Value.

ACCUMULATION UNIT - a measuring unit used in calculating your interest in a Division of Separate Account D prior to the Annuity Commencement Date.

ANNUITANT - the person named as Annuitant in the application for a Contract and on whose life annuity payments may be based.

ANNUITY ADMINISTRATION DEPARTMENT - our annuity service center in our Home Office to which you should direct all purchase payments, requests, instructions and other communications. Our Annuity Administration Department is located at 2727-A Allen Parkway, Houston, Texas 77019-2191. The mailing address is P.O. Box 1401, Houston, Texas 77251-1401.

ANNUITY COMMENCEMENT DATE - the date on which we begin making payments under an Annuity Payment Option, unless you elect a single sum payment instead.

ANNUITY PAYMENT OPTION - one of the ways in which you can request us to make annuity payments to you. An Annuity Payment Option will control the amount of each payment, how often we make payments, and for how long we make payments.

ANNUITY PERIOD - the period of time during which we make annuity payments under an Annuity Payment Option.

ANNUITY UNIT - a measuring unit used to calculate the amount of Variable Annuity Payments.

BENEFICIARY - the person who will receive any proceeds due under a Contract following the death of an Owner or an Annuitant.

CONTRACT - an individual annuity Contract offered by this Prospectus.

CONTRACT ANNIVERSARY - each anniversary of the date of issue of the Contract.

CONTRACT YEAR - each year beginning with the date of issue of the Contract.

CODE - the Internal Revenue Code of 1986, as amended.

CONTINGENT ANNUITANT - a person whom you designate under a Non-Qualified Contract to become the Annuitant if the Annuitant dies before the Annuity Commencement Date and the Contingent Annuitant is alive when the Annuitant dies.

CONTINGENT BENEFICIARY - a person whom you designate to receive any proceeds due under a Contract following the death of an Owner or an Annuitant, if the Beneficiary has died but the Contingent Beneficiary is alive when the proceeds become payable.

DIVISION - one of the several different investment options into which Separate Account D is divided. Each Division invests in shares of a Series.

FIXED ACCOUNT - the name of the investment option that allows you to allocate purchase payments to AGL's General Account.

FIXED ACCOUNT VALUE - the sum of your net purchase payments and tranfers in the Fixed Account, plus accumulated interest, less any partial withdrawals and transfers you make out of the Fixed Account.

FIXED ANNUITY PAYMENTS - annuity payments that are fixed in amount and do not vary with the investment experience of any Division of Separate Account D.

GENERAL ACCOUNT - all assets of AGL other than those in Separate Account D or any other legally segregated separate account established by AGL.

GUARANTEED INTEREST RATE - the rate of interest we credit during any Guarantee Period, on an effective annual basis.

GUARANTEE PERIOD - the period for which we credit a Guaranteed Interest Rate.

HOME OFFICE - our office at the following address and phone number: American General Life Insurance Company, Annuity Administration Department, 2727-A Allen Parkway, Houston, TX 77019-2191; Mailing Address P.O. Box 1401, Houston, Texas 77251-1401; 1-800-200-3883 or 713-831-3505.

INVESTMENT COMPANY ACT OF 1940 ("1940 ACT") - a federal law governing the operations of investment companies such as the Series and the Separate Account.

NON-QUALIFIED - not eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by Sections 401, 403, 408 or 408A of the Code.

OWNER - the holder of record of a Contract, except that the employer or trustee may be the Owner of the Contract in connection with a retirement plan.

QUALIFIED - eligible for the kind of federal income tax treatment that occurs with retirement plans allowed by sections 401, 403, 408 or 408A of the Code.

SEPARATE ACCOUNT - the segregated asset account of AGL named Separate Account D which receives and invests purchase payments under the Contracts.

SERIES - an individual portfolio of a mutual fund that you may choose for investment under the Contracts. Currently, the Series are part of either the AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company ("AGSPC"); Dreyfus Variable Investment Fund; Dreyfus Socially Responsible Growth Fund, Inc.; MFS Variable Insurance Trust; Morgan Stanley Dean Witter Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund or Van Kampen Life Investment Trust.

SURRENDER CHARGE - a charge for sales expenses that we may assess when you surrender a Contract or receive payment of certain other amounts from a Contract.

VALUATION DATE - a day when we are open for business. However, a day is not a Valuation Date, if the Series in which a Division invests does not calculate the value of its shares on that day.

VALUATION PERIOD - the period that starts at the close of regular trading on the New York Stock Exchange on a Valuation Date and ends at the close of regular trading on the Exchange on the next Valuation Date.

VARIABLE ACCOUNT VALUE - the sum of your account values in the Separate Account Divisions. Your account value in a Separate Account Division equals the value of a Division's Accumulation Unit multiplied by the number of Accumulation Units you have in that Division.

VARIABLE ANNUITY PAYMENTS - annuity payments that vary in amount based on the investment earnings and losses of one or more of the Divisions.

WRITTEN - signed, dated, and in a form satisfactory to us and received at our Home Office. (See "Synopsis of Contract Provisions - Communications to us.") You must use special forms your sales representative or we provide to elect an Annuity Option or exercise your one-time reinstatement privilege.

                                   FEE TABLE

The purpose of this Fee Table is to assist you in understanding the various costs and expenses that you will bear directly or indirectly under a Contract. The table reflects expenses of the Separate Account and the Series. We may also deduct amounts for state premium taxes or similar assessments, where applicable.


TRANSACTION CHARGES
-------------------

     Front-End Sales Charge Imposed on Purchases                    0%
     Maximum Surrender Charge/1/                                    7%
     (computed as a percentage of purchase payments surrendered)
     Transfer Fee                                                 $ 0/2/


SEPARATE ACCOUNT ANNUAL EXPENSES (as a percentage of average daily Variable Account Value)

     Mortality and Expense Risk Charge                           1.20%
     Administrative Expense Charge                               0.15%
                                                                -----
   Total Separate Account Annual Expenses                        1.35%
                                                                =====
---------------
/1/ This charge does not apply or is reduced under certain circumstances. See "Surrender Charge."

/2/ The Company reserves the right to charge $25 for each transfer during the Contract year prior to the Annuity Commencement Date.

The Series' Annual Expenses/1,2/ (as a percentage of average net  assets)


                         [TO BE PROVIDED BY AMENDMENT]


Series                                                           Management         Other           Annual Expenses
------                                                           Fees After         Expenses        After
                                                                 Expense            After Expense   Expense
                                                                 Reimbursement      Reimbursement   Reimbursement
                                                                 ----------------   -------------   -------------
AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio

_____________________
  /1/ Certain Series' advisers have entered into administrative services agreements with AGL. The advisers pay fees to AGL for these services. The fees do not have a direct relationship to the Series' Annual Expenses. (See "Services Agreements.")

  /2/ Management fees and other expenses would have been the percentages shown in the following table without certain voluntary expense reimbursements from the investment adviser.

                                                                                                             Total
                                                                        Management Fees    Other Expenses    Annual Expenses
                                                                        ---------------    --------------    ---------------
AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio

Example: The following expenses would apply to a $1,000 investment at the end of the applicable time period, if you surrender your Contract (or if you annuitize under circumstances where you owe a Surrender Charge)/1/, and if you assume a 5% annual return on assets:

                         [TO BE PROVIDED BY AMENDMENT]


If all amounts are invested
in one of the following Series                                          1 year    3 years    5 years    10 years
------------------------------                                          ------    -------    -------    --------
AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio

EXAMPLE The following expenses would apply to a $1,000 investment at the end of the applicable time period, if you do NOT surrender your Contract (or if you annuitize under circumstances where a Surrender Charge is not payable)/2/, and if you assume a 5% annual return on assets:

If all amounts are invested
in one of the following Series                                          1 year    3 years   5 years   10 years
------------------------------                                          ------    -------   -------   --------
AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio

/1/ See "Surrender Charge" for a description of the circumstances when you may be required to pay the Surrender Charge upon annuitization.

THE EXAMPLES ARE NOT A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE

GREATER OR LESS THAN THOSE SHOWN. The assumed 5% annual rate of return is not an estimate or a guarantee of future investment performance. The examples assume an estimated average Account Value of $40,000 for each of the Divisions.

Platinum Investor Variable Annuity is a new variable annuity Contract. Therefore, there is no Accumulation Unit data available.


                        SYNOPSIS OF CONTRACT PROVISIONS

You should read this synopsis together with the other information in this Prospectus. The purpose of the Contracts is to provide retirement benefits through

     . the accumulation of purchase payments on a fixed or variable basis, and

     . the application of such accumulations to provide Fixed or Variable
       Annuity Payments.

MINIMUM INVESTMENT REQUIREMENTS

Your initial purchase payment must be at least $2,000, if you are buying a Qualified Contract, and $5,000, if you are buying a Non-Qualified Contract.
(See "Federal Income Tax Matters" for a discussion of the various tax aspects involved in purchasing Qualified and Non-Qualified Contracts.) The amount of any subsequent purchase payment that you make must be at least $100. If your Account Value falls below $500, we may cancel your Contract and treat it as a full surrender. We also may transfer funds, without charge, from a Division (other than the Money Market Division) or Guarantee Period under your Contract to the Money Market Division, if the Account Value of that Division or Guarantee Period falls below $500. (See "Contract Issuance and Purchase Payments.")

You have a right to examine your Contract for 10 days after it is issued. During that time, you can cancel the Contract and return it to us for a refund. There will be no Surrender Charge if you cancel your Contract. (See "Cancellation Right" and "Surrender Charge.") In some states, the right to cancel the Contract and return it to us is longer than 10 days.

There are some states that require us to refund an amount equal to your purchase payments. In these states where we are required to refund an amount equal to purchase payments, your initial purchase payment will be automatically allocated to the Money Market Division. When your right to cancel the Contract expires, we will allocate your Account Value to the Divisions you selected when you purchased your Contract.

PURCHASE PAYMENT ACCUMULATION

Purchase payments will accumulate on a variable or fixed basis until the Annuity Commencement Date.

For variable accumulation, you may allocate part or all of your Account Value to one or more of the 17 available Divisions of the Separate Account. Each Division invests solely in shares of one of 17 corresponding Series. (See "The Series.") The value of accumulated purchase payments allocated to a Division increases or decreases, as the value of the investments in a Series' shares increases or decreases, subject to reduction by charges and deductions. (See "Variable Account Value.")

For fixed accumulation, you may allocate part or all of your Account Value to one or more of the Guarantee Periods available in our Fixed Account at the time you make your allocation. Each Guarantee Period is for a different period of time and has a different Guaranteed Interest Rate. The value of accumulated purchase payments increases at the Guaranteed Interest Rate applicable to that Guarantee Period. (See "The Fixed Account.")

Over the lifetime of your Contract, you may allocate part or all of your Account Value to no more than 18 Divisions and Guarantee Periods. This limit includes those Divisions and Guarantee Periods from which you have either transferred or withdrawn all of your Account Value previously allocated to such Divisions or Guarantee Periods.

FIXED AND VARIABLE ANNUITY PAYMENTS

You may elect to receive Fixed or Variable Annuity Payments or a combination of Fixed and Variable Annuity Payments beginning on the Annuity Commencement Date. Fixed Annuity Payments are periodic payments from AGL in a fixed amount guaranteed by AGL. The amount of the Payments will depend on the Annuity Payment Option chosen, the age and, in some cases, the gender of the Annuitant, and the total amount of Account Value applied to the fixed Annuity Payment Option.

Variable Annuity Payments are similar to Fixed Annuity Payments, except that the amount of each periodic payment from AGL will vary reflecting the net investment return of the Division or Divisions you selected under your variable Annuity Payment Option. The payment for a given month will exceed the previous month's payment, if the net investment return for a given month exceeds the assumed interest rate used in the Contract's annuity tables. The monthly payment will be less than the previous payment, if the net investment return for a month is less than the assumed interest rate. The assumed interest rate used in the Contract's annuity tables is 3.5%. AGL may offer other forms of the Contract with a lower assumed interest rate and reserves the right to discontinue the offering of the higher interest rate form of Contract. (See "Annuity Period and Annuity Payment Options.")

CHANGES IN ALLOCATIONS AMONG DIVISIONS AND GUARANTEE PERIODS

Before the Annuity Commencement Date, you may change your allocation of future purchase payments to the various Divisions and Guarantee Periods, without charge.

In addition, you may reallocate your Account Value among the Divisions and Guarantee Periods before the Annuity Commencement Date. However, you are limited in the amount that you may transfer out of a Guarantee Period. See "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value Transfers," for these and other conditions of transfer.

After the Annuity Commencement Date, you may make transfers from a Division to another Division or to a fixed Annuity Payment Option. However, you may not make transfers from a fixed Annuity Payment Option. (See "Annuity Period and Annuity Payment Options - Transfers.")

SURRENDERS AND WITHDRAWALS

You may make a total surrender of or partial withdrawal from your Contract at any time prior to the Annuity Commencement Date by Written request to us. A surrender or partial withdrawal may require you to pay a Surrender Charge, and some surrenders and partial withdrawals may require you to pay tax penalties. (See "Surrenders and Partial Withdrawals.")

CANCELLATION RIGHT

You may cancel your Contract by delivering it or mailing it with a Written cancellation request to our Home Office or to your sales representative, before the close of business on the 10th day after you receive the Contract. If you send the items by mail, properly addressed and postage prepaid, we will consider them received at our Home Office on the date we actually receive them.

We will refund to you, in most states, the sum of:

     . your Account Value, and

     . any premium taxes and Annual Contract Fee that have been deducted.

Some states require us to refund the sum of your purchase payments if it is larger than the amount just described. Other states allow us to refund only the sum of your purchase payments.

If your initial purchase payment was automatically allocated to the Money Market Division, we will redeem your Account Value from the Money Market Division and refund to you an amount equal to your purchase payments.

DEATH PROCEEDS

If the Annuitant or Owner dies before the Annuity Commencement Date, we will pay a benefit to the Beneficiary. (See "Death Proceeds Prior to the Annuity Commencement Date.")

LIMITATIONS IMPOSED BY RETIREMENT PLANS AND EMPLOYERS

An employer or trustee who is the Owner under a retirement plan may limit certain rights you would otherwise have under a Contract. These limitations may restrict total and partial withdrawals, the amount or timing of purchase payments, the start of annuity payments, and the type of Annuity Payment Options that you may select. You should familiarize yourself with the provisions of any retirement plan in which a Contract is used. We are not responsible for monitoring or assuring compliance with the provisions of any retirement plan.

COMMUNICATIONS TO US

You should include, in communications to us, your Contract number, your name, and, if different, the Annuitant's name. You may direct communications to the addresses and phone numbers on the first page of this Prospectus.

Unless the Prospectus states differently, we will consider purchase payments or other communications to be received at our Home Office on the date we actually receive them, if they are in proper form. However, we will consider purchase payments to be received on the next Valuation Date if we receive them (1) after the close of regular trading on the New York Stock Exchange or (2) on a date that is not a Valuation Date.

FINANCIAL AND PERFORMANCE INFORMATION

From time to time, the Separate Account may include in advertisements and other sales materials several types of performance information for the Divisions. This information may include "average annual total return," "total return," and
"cumulative total return."  The [                  ] Division, the [       ]
Division, and the [                           ] Division may also advertise
"yield." The AGSPC Money Market Division may advertise "yield" and "effective yield."

The performance information that we may present is not an estimate or guarantee of future investment performance and does not represent the actual investment experience of amounts invested by a particular Owner. Additional information concerning a Division's performance appears in the Statement.

Total Return and Yield Quotations. Average annual total return, total return, and cumulative total return figures measure the net income of a Division and any realized or unrealized gains or losses of the underlying investments in the Division, over the period stated. Average annual total return figures are annualized and, therefore, represent the average annual percentage change in the value of an investment in a Division over the period stated. Total return figures are also annualized, but do not, as described below, reflect deduction of any applicable Surrender Charge. Cumulative total return figures represent the cumulative change in value of an investment in a Division for various periods stated.

Yield is a measure of the net dividend and interest income earned over a specific one-month or 30-day period (seven-day period for the Money Market Division), expressed as a percentage of the value of the Division's Accumulation Units. Yield is an annualized figure, which means that we assume that the Division generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Money Market Division similarly, but include the increase due to assumed compounding. The Money Market Division's effective yield will be slightly higher than its yield due to this compounding effect.

Average annual total return figures reflect deduction of all recurring charges and fees applicable under the Contract to all Owner accounts, including the following:

  . the Mortality and Expense Risk Charge,

  . the Administrative Expense Charge,

  . the applicable Surrender Charge that may be charged at the end of the period in question.

Yield, effective yield, total return, and cumulative total return figures do not reflect deduction of any Surrender Charge that we may impose upon partial withdrawal, and thus may be higher than if such charge were deducted.

Division Performance. The investment performance for each Division that invests in a corresponding Series will reflect the investment performance of that Series for the periods stated. This information appears in the Statement. For periods before the date the Contracts became available, we calculate the performance information for a Division on a hypothetical basis. In so doing, we reflect deductions of current Separate Account fees and charges under the Contract from the historical performance of the corresponding Series. We may waive or reimburse certain fees or charges applicable to the Contract. Such waivers or reimbursements will affect each Division's performance results.

Information about the investment experience of the Series of the Funds appears in the prospectuses of the Fund.

AGL may also advertise or report to Owners its ratings as an insurance company by the A. M. Best Company. Each year, A. M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect A.M. Best's current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's Ratings range from A++ to F.

AGL may also advertise or report to Owners its ratings as to claims-paying ability by the Standard & Poor's Corporation. A Standard & Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard & Poor's ratings range from AAA to D.

AGL may additionally advertise its ratings as to claims-paying ability by the Duff & Phelps Credit Rating Co. A Duff & Phelps claims paying ability rating is an assessment of a company's insurance claims-paying ability. Duff & Phelps ratings range from AAA to CCC.

Current ratings from A.M. Best, Standard & Poor's, and Duff & Phelps may be used from time to time in any advertising about the Contracts, as well as in any reports that publish the ratings.

The ratings from A.M. Best, Standard & Poors, and Duff & Phelps Credit Rating Co. reflect the claims paying ability and financial strength of AGL. THEY ARE NOT A RATING OF INVESTMENT PERFORMANCE THAT PURCHASERS OF INSURANCE PRODUCTS FUNDED THROUGH SEPARATE ACCOUNTS, SUCH AS THE SEPARATE ACCOUNT, HAVE EXPERIENCED OR ARE LIKELY TO EXPERIENCE IN THE FUTURE.

OTHER INFORMATION

AGL may also advertise endorsements from organizations, individuals or other parties that recommend AGL or the Contracts. AGL may occasionally include in advertisements (1) comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets, or (2) discussions of alternative investment vehicles and general economic conditions.

                             FINANCIAL INFORMATION

The financial statements of AGL appear in the Statement. Please see the first page of this Prospectus for information on how to obtain a copy of the Statement. You should consider the financial statements of AGL only as bearing on the ability of AGL to meet its contractual obligations under the Contracts. The financial statements do not bear on the investment performance of the Separate Account. (See "Contents of Statement of Additional Information.")

                                   AGL

AGL is a stock life insurance company, which was organized under the laws of the State of Texas which is a successor in interest to a company originally organized under the laws of Delaware in 1917. AGL is an indirect, wholly-owned subsidiary of American General Corporation, a diversified financial services holding company engaged primarily in the insurance business. The commitments under the Contracts are AGL's, and American General Corporation has no legal obligation to back those commitments.

                               SEPARATE ACCOUNT D

AGL established the Separate Account D on November 19, 1973. The Separate Account is registered with the Securities and Exchange Commission as a unit investment trust under the 1940 Act.

Each Division of the Separate Account is part of AGL's general business, and the assets of the Separate Account belong to AGL. Under Texas law and the terms of the Contracts, the assets of the Separate Account will not be chargeable with liabilities arising out of any other business that AGL may conduct. These assets will be held exclusively to meet AGL's obligations under variable annuity Contracts. Furthermore, AGL credits or charges the Separate Account with the income, gains, and losses from the Separate Account's assets, whether or not realized, without regard to other income, gains, or losses of AGL.

                                   THE SERIES

The Separate Account has 17 Divisions funding the variable benefits under the Contracts. These Divisions invest in shares of nine separate Series of mutual funds.

The funds offer shares of their Series without sales charges, exclusively to insurance company variable annuity and variable life insurance separate accounts and not directly to the public. The funds, other than American General Series Portfolio Company, also offer shares to variable annuity and variable life insurance separate accounts of insurers that are not affiliated with AGL.

We do not foresee any disadvantage to you arising out of these arrangements. Nevertheless, differences in treatment under tax and other laws, as well as other considerations, could cause the interests of various owners to conflict.

For example, violation of the federal tax laws by one separate account investing in the mutual funds could cause the Contracts funded through another separate account to lose their tax deferred status. Such a result might require us to take remedial action. A separate account may have to withdraw its participation in the fund, if a material irreconcilable conflict arises between separate accounts. In such event, the fund may have to liquidate portfolio securities at a loss to pay for a separate account's redemption of fund shares. At the same time, the fund's Board of Directors and we will monitor events for any material irreconcilable conflicts that may possibly arise and determine what action, if any, to take to remedy or eliminate the conflict.

We automatically reinvest any dividends or capital gain distribution amounts that we receive on shares of the Series held under Contracts. We reinvest at the Series' net asset value on the date payable. Dividends and capital gain distribution amounts will reduce the net asset value of each share of the corresponding Series and increase the number of shares outstanding of the Series by an equivalent value. However, these dividends and capital gain distribution amounts do not change your Account Value.

The chart below indicates the names of the Series in which the Divisions invest, as well as the investment objectives, investment adviser and sub-adviser for each Series.

              SERIES                         INVESTMENT               INVESTMENT ADVISER                  INVESTMENT
                                             OBJECTIVES                                                   SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. International Equity Fund       Long term capital            AIM Advisors, Inc.                 Not Applicable
                                         growth from a
                                         diversified portfolio
                                         of  international
                                         securities
-------------------------------------------------------------------------------------------------------------------------------
AIM V.I. Value Fund                      Long term capital            AIM Advisors, Inc.                 Not Applicable
                                         growth from undervalued
                                         equity securities
-------------------------------------------------------------------------------------------------------------------------------
AGSPC                                    Long term growth of          Variable Annuity Life              Not Applicable
International Equities Series            capital in equity            Insurance Company
                                         securities closely
                                         corresponding to the
                                         Morgan Stanley Dean Witter
                                         Capital International
                                         EAFE Index/1/
-------------------------------------------------------------------------------------------------------------------------------
AGSPC MidCap                             Growth of capital           Variable Annuity Life               Bankers Trust Company
Index Fund                               through investment in       Insurance Company
                                         common stocks
                                         corresponding to the
                                         S&P MidCap 400/2/
-------------------------------------------------------------------------------------------------------------------------------
AGSPC Money                              Liquidity and               Variable Annuity Life               Not Applicable
Market Fund                              protection of capital       Insurance Company
                                         with current income in
                                         short term money market
                                         instruments
-------------------------------------------------------------------------------------------------------------------------------
AGSPC Stock                              Long term capital           Variable Annuity Life
Index Fund                               growth from investment      Insurance Company                   Bankers Trust Company
                                         in common stock
                                         expected to closely
                                         resemble the S&P 500
                                         Index/3/
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Quality Bond                     Maximum current income       Dreyfus Corporation                Not Applicable
Portfolio                                consistent with
                                         preservation of capital
                                         and liquidity
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Small Cap                        Maximum capital              Dreyfus Corporation                Not Applicable
Portfolio                                appreciation
-------------------------------------------------------------------------------------------------------------------------------
Dreyfus Socially                         Capital growth through       Dreyfus Corporation                NCM Capital Management
Responsible Growth Fund, Inc.            equity investment in                                            Group, Inc.
                                         socially responsible
                                         companies
-------------------------------------------------------------------------------------------------------------------------------
MFS Emerging Growth                      Long term growth of          Massachusetts Financial            Not Applicable
Series                                   capital                      Services Company
-------------------------------------------------------------------------------------------------------------------------------

/1/ Morgan Stanley Dean Witter Capital International EAFE Index tracks the performance of about 1,000 common stocks of companies in 20 foreign countries. This index provides a measure of the performance of companies in the more developed countries in Europe, Australia and the Far East. All indices are unmanaged.

/2/ S&P MidCap 400 Index tracks the common stock performance of 400 medium capitalized U.S. and foreign companies that are in the manufacturing, utilities, transportation, and financial industries. Medium capitalization means the market value of these companies' stock is around $600 million. All indices are unmanaged.

/3/ S&P 500 Index tracks the common stock performance of large U.S. companies in major U.S. industry sectors. It also tracks the performance of common stocks by foreign and smaller U.S. companies in similar industries. In total, this index tracks 500 common stocks. All indices are unmanaged.

              SERIES                         INVESTMENT               INVESTMENT ADVISER                  INVESTMENT
                                             OBJECTIVES                                                   SUB-ADVISER
-------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter Equity         Long term capital           Morgan Stanley Dean Witter         Miller Anderson &
Growth Portfolio                          appreciation in equity      Investment Management Inc.         Sherrerd, LLP
                                          securities of medium
                                          and large companies
-------------------------------------------------------------------------------------------------------------------------------
Morgan Stanley Dean Witter High Yield     Above average total         Miller Anderson &                  Not Applicable
Portfolio                                 return over a market        Sherrerd, LLP
                                          period of three to five
                                          years in high yield
                                          securities
-------------------------------------------------------------------------------------------------------------------------------
SAFECO Equity Portfolio                   Long term growth of         SAFECO Asset Management            Not Applicable
                                          capital and reasonable      Company
                                          current income
-------------------------------------------------------------------------------------------------------------------------------
SAFECO Growth Portfolio                   Growth of capital with      SAFECO Asset Management            Not Applicable
                                          increased income from       Company
                                          equity securities
-------------------------------------------------------------------------------------------------------------------------------
Templeton Asset                           High level of total         Templeton Investment               Not Applicable
Allocation                                return from stock,          Counsel, Inc.
                                          debt, and government
                                          securities
-------------------------------------------------------------------------------------------------------------------------------
Templeton International                   Long term capital           Templeton Investment               Not Applicable
                                          growth from                 Counsel, Inc.
                                          international stocks
                                          and debt
-------------------------------------------------------------------------------------------------------------------------------
Van Kampen Strategic                      Capital appreciation        Van Kampen                          Not Applicable
Stock Portfolio                           and dividend income         Asset Management, Inc.
                                          from investment in
                                          equity securities in
                                          companies included in
                                          the Dow Jones
                                          Industrial Average
-------------------------------------------------------------------------------------------------------------------------------


BEFORE SELECTING ANY DIVISION, YOU SHOULD CAREFULLY READ THE PROSPECTUS FOR EACH MUTUAL FUND. THE PROSPECTUSES PROVIDE MORE COMPLETE INFORMATION ABOUT THE SERIES OF THE FUNDS IN WHICH THE DIVISIONS INVEST, INCLUDING INVESTMENT OBJECTIVES AND POLICIES, CHARGES AND EXPENSES.

YOU CAN FIND INFORMATION ABOUT THE INVESTMENT PERFORMANCE OF THE SERIES OF THE FUNDS IN THE STATEMENT. YOU CAN FIND INFORMATION ABOUT THE EXPERIENCE OF THE INVESTMENT ADVISERS TO THE SERIES OF THE FUNDS IN THE PROSPECTUSES FOR THE FUND. YOU MAY OBTAIN ADDITIONAL COPIES OF THE PROSPECTUSES BY CONTACTING AGL'S HOME OFFICE AT THE ADDRESSES AND PHONE NUMBERS ON THE FIRST PAGE OF THIS PROSPECTUS. WHEN MAKING YOUR REQUEST, PLEASE INDICATE THE NAMES OF THE SERIES IN WHICH YOU ARE INTERESTED.

High yielding fixed-income securities, such as those in which the [           ]
invests, are subject to greater market fluctuations and risk of loss of income and principal than investments in lower yielding fixed-income securities. You should carefully read about this Series in the prospectus and related statement of additional information and consider your ability to assume the risks of making an investment in the corresponding Division.

VOTING PRIVILEGES

The following people may give us voting instructions for Series shares held in the Separate Account Divisions attributable to their Contract:

  .  You, as the Owner, prior to the Annuity Commencement Date, and

  .  The Annuitant or other payee, during the Annuity Period.

We will vote according to your instructions at meetings of shareholders of the Series.

We will determine who is entitled to give voting instructions and the number of votes for which they may give directions as of the record date for a meeting. We will calculate the number of votes in fractions. We will calculate the number of votes for any Series as follows:

  . For each Owner prior to the Annuity Commencement Date, we will divide (1) the Owner's Variable Account Value invested in the corresponding Division by (2) the net asset value of one share of that Series.

  . For each Annuitant or payee during the Annuity Period, we will divide (1) our liability for future Variable Annuity Payments to the Annuitant or payee by (2) the value of an Annuity Unit. We will calculate our liability for future Variable Annuity Payments based on the mortality assumptions and the assumed interest rate that we use in determining the number of Annuity Units under a Contract and the value of an Annuity Unit.

We will vote all shares of each Series owned by the Separate Account as follows:

  . Shares for which we receive instructions, in accordance with those instructions, and

  . Shares for which we receive no instructions, in the same proportion as the shares for which we receive instructions.

Shares of each Series may be owned by separate accounts of insurance companies other than us. We understand that each Series will see that all insurance companies vote shares uniformly.

We believe that our voting instruction procedures comply with current federal securities law requirements. However, we reserve the right to modify these procedures to conform with legal requirements and interpretations that are put in effect or modified from time to time.

                                   THE FIXED ACCOUNT

AMOUNTS IN THE FIXED ACCOUNT OR SUPPORTING FIXED ANNUITY PAYMENTS BECOME PART OF OUR GENERAL ACCOUNT. WE HAVE NOT REGISTERED INTERESTS IN THE GENERAL ACCOUNT UNDER THE SECURITIES ACT OF 1933, AND WE HAVE NOT REGISTERED THE GENERAL ACCOUNT AS AN INVESTMENT COMPANY UNDER THE 1940 ACT, BASED ON FEDERAL LAW EXCLUSION AND EXEMPTION. THE STAFF OF THE SECURITIES AND EXCHANGE COMMISSION HAS ADVISED US THAT IT HAS NOT REVIEWED THE DISCLOSURES IN THIS PROSPECTUS THAT RELATE TO THE FIXED ACCOUNT OR FIXED ANNUITY PAYMENTS. AT THE SAME TIME, WE HAVE LEGAL RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF THIS PROSPECTUS.

The Fixed Account is not available under the Contracts purchased in Oregon.

Our obligations for the Fixed Account are legal obligations of AGL. Our General Account assets support these obligations. These General Account assets also support our obligations under other insurance and annuity contracts.
Investments purchased with amounts allocated to the Fixed Account are the property of AGL. Owners have no legal rights in such investments.

GUARANTEE PERIODS

Account Value that the Owner allocates to the Fixed Account earns a Guaranteed Interest Rate beginning with the date of the allocation. This Guaranteed Interest Rate continues for the number of months or years that the Owner selects from among the Guarantee Periods that we then offer.

At the end of a Guarantee Period, we will allocate your Account Value in that Guarantee Period, including interest you have earned, to a new Guarantee Period of the same length. In the alternative, the Owner may submit a Written request to us to allocate this amount to a different Guarantee Period or Periods or to one or more of the Divisions of the Separate Account. We must receive this Written request at least three business days before the end of the Guarantee Period.

We will contact the Owner regarding the scheduled Annuity Commencement Date, if the Owner has not provided the necessary Written request and the renewed Guarantee Period extends beyond the scheduled Annuity Commencement Date. If the Owner elects to annuitize in this case, we will, under certain circumstances, waive the Surrender Charge. (See "Annuity Payment Options" and "Surrender Charge.")

The first day of the new Guarantee Period (or other reallocation) will be the day after the end of the prior Guarantee Period. We will notify the Owner in writing at least 15 days and not more than 45 days prior to the end of any Guarantee Period.

If the Owner's Account Value in a Guarantee Period is less than $500, we reserve the right to transfer, without charge, the balance to the Money Market Division at the end of that Guarantee Period. However, we will transfer such balance to another Division selected by the Owner, if we have received Written instructions to transfer such balance to that Division.

CREDITING INTEREST

We declare the Guaranteed Interest Rates from time to time as market conditions dictate. We tell an Owner the Guaranteed Interest Rate for a chosen Guarantee Period at the time we receive a purchase payment, make a transfer, or renew a Guarantee Period. We may credit a different interest rate to one Guarantee Period than to another Guarantee Period that is the same length but that began on a different date. The minimum Guaranteed Interest Rate is an effective annual rate of 3%.

Proceeds from an exchange, rollover or transfer will accrue interest, if you allocate them to the Fixed Account within 60 days following the date of application for a Contract. We will credit interest to such proceeds during the Guarantee Period chosen. We will calculate interest at a rate that is the higher of: (1) the current interest rate we use on the date of application for the Guarantee Period selected; or (2) the current interest rate we use on the date we receive the proceeds. Proceeds that we receive more than 60 days after the date the application is signed will receive interest at the rate in effect on the date we receive the proceeds. The interest rate we use will remain in effect for the duration of the applicable Guarantee Period.

AGL's management makes the final determination of the Guaranteed Interest Rates to be declared. AGL cannot predict or assure the level of any future Guaranteed Interest Rates in excess of the minimum Guaranteed Interest Rate stated in your Contract.

You may obtain information concerning the Guaranteed Interest Rates applicable to the various Guarantee Periods at any time from your sales representative or from the addresses or telephone numbers on the first page of this Prospectus.

NEW GUARANTEE PERIODS

Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period for that amount. That new Guarantee Period will earn a Guaranteed Interest Rate that will continue unchanged until the end of that Period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Contract.

Each Guarantee Period has its own Guaranteed Interest Rate. Guarantee Periods can have different Guaranteed Interest Rates. We have the right to change the Guaranteed Interest Rate for future Guarantee Periods of various lengths. These changes will not affect the Guaranteed Interest Rates being paid on Guarantee Periods that have already started. Each allocation or transfer of an amount to a Guarantee Period starts the running of a new Guarantee Period for the amount allocated or transferred. That amount earns a Guaranteed Interest Rate that will continue unchanged until the end of that Period. The Guaranteed Interest Rate will never be less than the minimum Guaranteed Interest Rate stated in your Contract. One or more Guarantee Periods may be offered with a required dollar cost averaging feature. Currently, we make available a one-year Guarantee Period and no others. However, we reserve the right to change the Guarantee Periods that we make available at any time, except that we will always make available a one-year Guarantee Period.

                    CONTRACT ISSUANCE AND PURCHASE PAYMENTS

The minimum initial purchase payment is $2,000 for a Qualified Contract and $5,000 for a Non-Qualified Contract. The minimum subsequent purchase payment is $100. We reserve the right to modify these minimums at our discretion.


You must complete a Written application to purchase a Contract. AGL and American General Securities Incorporated as distributor of the Contracts, may agree on a different medium or format for the application. When a purchase payment accompanies a properly completed application, we will either:

  . process the application, credit the purchase payment, and issue the Contract, or

  . reject the application and return the purchase payment within two Valuation Dates after receipt of the application at our Home Office.

If we have not received a correctly completed application within five Valuation Dates after receipt of the purchase payment at our Home Office, we will return the purchase payment immediately. However, you may specifically consent to our retaining the purchase payment until you complete the application. In that case, we will credit the initial purchase payment as of the end of the Valuation Period in which we receive, at our Home Office, the last information required to process the application.

We will credit subsequent purchase payments as of the end of the Valuation Period in which we receive them and any required Written information at our Home Office.

We reserve the right to reject any application or purchase payment for any reason.

MINIMUM REQUIREMENTS

If your Account Value in any Division falls below $500 because of a partial withdrawal from the Contract, we reserve the right to transfer, without charge, the remaining balance to the Money Market Division.

If your Account Value in any Division falls below $500 because of a transfer to another Division or to the Fixed Account, we reserve the right to transfer the remaining balance in that Division, without charge and pro rata, to the investment option or options to which the transfer was made.

We will waive these minimum requirements for transfers under the automatic rebalancing program. (See "Automatic Rebalancing.")

If your total Account Value falls below $500, we may cancel the Contract. We consider such a cancellation a full surrender of the Contract. We will provide you with 60 days advance notice of any such cancellation.

So long as the Account Value does not fall below $500, you do not have to make further purchase payments. You may, however, elect to make subsequent purchase payments at any time prior to the Annuity Commencement Date, if the Owner and Annuitant are still living.

PAYMENTS

You should make checks for subsequent purchase payments payable to American General Life Insurance Company and forward them directly to our Home Office. We also accept purchase payments by wire or by exchange from another insurance company. You may obtain further information about how to make purchase payments by either of these methods from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus.

You may make purchase payments pursuant to employer sponsored plans only with our agreement.

Your purchase payments are allocated to the Divisions of the Separate Account or the Guarantee Periods of the Fixed Account as of the date we credit the purchase payments to your Contract. In your application form, you select (in whole percentages) the amount of each purchase payment that you are allocating to each Division and Guarantee Period. You can change these allocation percentages at any time by Written notice to us.

                              OWNER ACCOUNT VALUE

Before the Annuity Commencement Date, your Account Value under a Contract is the sum of your Variable Account Value and Fixed Account Value, as discussed below.

VARIABLE ACCOUNT VALUE

As of any Valuation Date before the Annuity Commencement Date--

 . Your Variable Account Value is the sum of your Variable Account Values in each Division of the Separate Account.

 . Your Variable Account Value in a Division is the product of the number of your Accumulation Units in that Division multiplied by the value of one such Accumulation Unit as of that Valuation Date.

There is no guaranteed minimum Variable Account Value. To the extent that your Account Value is allocated to the Separate Account, you bear the entire investment risk.

We credit Accumulation Units in a Division to you when you allocate purchase payments or transfer amounts to that Division. Similarly, we redeem Accumulation Units when you transfer or withdraw amounts from a Division or when we pay certain charges under the Contract. We determine the value of these Accumulation Units at the end of the Valuation Date on which we make the credit or charge. The value of an Accumulation Unit for a Division on any Valuation Date is equal to the previous value of that Division's Accumulation Unit multiplied by that Division's net investment factor for the Valuation Period ending on that Valuation Date.

The net investment factor for a Division is determined by dividing (1) the net asset value per share of the Series shares held by the Division, determined at the end of the current Valuation Period, plus the per share amount of any dividend or capital gains distribution made for the Series shares held by the Division during the current Valuation Period, by (2) the net asset value per share of the Series shares held in the Division determined at the end of the previous Valuation Period. We then subtract from that result a factor representing the mortality risk, expense risk and administrative expense charge.

FIXED ACCOUNT VALUE

As of any Valuation Date before the Annuity Commencement Date--

 . Your Fixed Account Value is the sum of your Fixed Account Value in each Guarantee Period.

 . Your Fixed Account Value in any Guarantee Period is equal to the following amounts, in each case increased by accrued interest at the applicable Guaranteed Interest Rate: (1) the amount of net purchase payments, renewals and transferred amounts allocated to the Guarantee Period, less (2) the amount of any transfers or withdrawals out of the Guarantee Period, including withdrawals to pay applicable charges.

AGL guarantees the Fixed Account Value. Therefore, AGL bears the investment risk for amounts allocated to the Fixed Account, except to the extent that AGL may vary the Guaranteed Interest Rate for future Guarantee Periods (subject to the minimum Guaranteed Interest Rate stated in your Contract).

            TRANSFER, AUTOMATIC REBALANCING, SURRENDER AND PARTIAL
                       WITHDRAWAL OF OWNER ACCOUNT VALUE

TRANSFERS

You can transfer your Account Value beginning 30 days after we issue your
Contract and before the Annuity Commencement Date.   The following rules apply:

 . You may transfer your Account Value at any time among the available Divisions of the Separate Account and Guarantee Periods. Transfers will be effective at the end of the Valuation Period in which we receive your Written transfer request.

 . If a transfer causes your Account Value in any Division or Guarantee Period to fall below $500, we reserve the right to transfer the remaining balance in that Division or Guarantee Period in the same proportions as the transfer request.

 . Prior to the Annuity Commencement Date and after the first 30 days following the date the Contract was issued, you may make up to 12 transfers each Contract Year without charge, but additional transfers will be subject to a $25 charge.

 . You may transfer no more than 25% of the Account Value you allocated to a Guarantee Period at its inception during any Contract Year. This 25% limitation does not apply to transfers (1) within 15 days before or after the end of the Guarantee Period in which you held the transferred amounts, or (2) a renewal at the end of the Guarantee Period to the same Guarantee Period.

 . We reserve the right to defer any transfer from the Fixed Account to any Division for up to 6 months.

You may establish an automatic transfer plan. (We also refer to this plan as a dollar cost averaging plan.) The rules about transfers, which we describe above, will apply to this plan. Under this plan, we will automatically transfer amounts from the Money Market Division or the one-year Guarantee Period (or any other Guarantee Period that is available at that time) to one or more other Divisions. You will select--

 .  the amount we are to transfer under the plan;

 . the frequency of the transfers--either monthly, quarterly, semi-annually, or annually; and

 .  the duration of the plan.

We may also offer certain "special automatic transfer plans" to Owners who make new purchase payments. Under such plans, we will make equal monthly transfers over a period of time that we will determine. We may offer a higher Guaranteed Interest Rate under such a special automatic transfer plan than we would offer for another Guarantee Period of the same duration that is not offered under such a plan. Any such higher interest rate will reflect differences in costs or services and will not be unfairly discriminatory as to any person.

Differences in costs or services will result from such factors as reduced sales expenses or administrative efficiencies related to transferring amounts to other Divisions on an automatic, rather than a discretionary, basis.

Transfers under any automatic transfer plan will--

 .  not incur a charge,

 . not be subject to the 25% limitation on transfers from a Guarantee Period, and

 .  not be subject to the minimum Account Value requirement described above.

You may obtain additional information about how to establish an automatic transfer plan from your sales representative or from us at the telephone numbers and addresses on the first page of this Prospectus. You cannot have an automatic transfer plan in effect at the same time as Automatic Rebalancing, described below, is in effect.

We have not designed the Contracts for professional market timing organizations or other entities using programmed and frequent transfers. We may not unilaterally terminate or discontinue transfer privileges. However, we reserve the right to suspend such privileges for a reasonable period.

AUTOMATIC REBALANCING

You may arrange for Automatic Rebalancing among the Divisions, if your Contract has an Account Value of $25,000 or more at the time we receive the application for Automatic Rebalancing. You may apply for Automatic Rebalancing either at issue or after issue, and you may subsequently discontinue it.

Under Automatic Rebalancing, we transfer funds among the Separate Account Divisions to maintain the percentage allocation you have selected for each Division. At your election, we will make these transfers on a quarterly, semi-annual or annual basis, measured from the Contract Anniversary date. A Contract Anniversary date that falls on the 29th, 30th, or 31st of the month will result in Automatic Rebalancing starting with the 1st of the next month.

Automatic Rebalancing does not permit transfers to or from any Guarantee Period. You cannot have Automatic Rebalancing in effect at the same time as an automatic transfer plan is in effect.

SURRENDERS

At any time before the Annuity Commencement Date and while the Annuitant is still living, the Owner may make a full surrender from a Contract, or make a partial withdrawal from a Contract.

We will pay you the following upon full surrender:

 . your Account Value at the end of the Valuation Period in which we receive a Written surrender request,

 .  minus any applicable Surrender Charge,

 .  minus any applicable premium tax.

Our current practice is to require that you return the Contract to Our Home Office with any request for a full surrender.

After a full surrender, or if the Owner's Account Value falls to zero, all rights of the Owner, Annuitant or any other person under the Contract will terminate. The Owner will, however have a right to reinvest the proceeds of the Contract. (See "One-Time Reinstatement Privilege.")

All collateral assignees of record must consent to any full surrender.

PARTIAL WITHDRAWALS

Your Written request for a partial withdrawal should specify the Divisions of the Separate Account, or the Guarantee Periods of the Fixed Account, from which you wish to make the partial withdrawal. We will take the withdrawal pro rata from the Divisions and Guarantee Periods, if (1) you do not tell us how to make the withdrawal, or (2) we cannot make the withdrawal as you requested.

Partial withdrawal requests must be for at least $100 or, if less, all of your Account Value. If your remaining Account Value in a Division or Guarantee Period would be less than $500 as a result of the withdrawal (except for the Money Market Division), we reserve the right to transfer the remaining balance to the Money Market Division. We will do this without charge.

We will always pay you the amount of your partial withdrawal request not to exceed the surrender value of your Contract. Therefore, the value of your Accumulation Units and Fixed Account interests that we redeem will equal the amount of the withdrawal request, plus any applicable Surrender Charge and premium tax. You can also tell us to take Surrender Charges and premium tax from the amount you want withdrawn.

We also make available a systematic withdrawal plan. Under this plan, you may make automatic partial withdrawals in amounts and at periodic intervals that you specify. The terms and conditions that apply to other partial withdrawals will also apply to this plan. You may obtain additional information about how to establish a systematic withdrawal plan from your sales representative or from us at the addresses and telephone numbers on the first page of this Prospectus. We reserve the right to modify or terminate the systematic withdrawal plan at any time.

The Code imposes a penalty tax on certain premature surrenders or withdrawals. See the "Federal Income Tax Matters" section for a discussion of this and other tax implications of total surrenders and systematic and other partial withdrawals. The Section also discusses tax withholding requirements. All collateral assignees of record must consent to any partial withdrawal.

                  ANNUITY PERIOD AND ANNUITY PAYMENT OPTIONS

ANNUITY COMMENCEMENT DATE

The Annuity Commencement Date may be any day of any month between the Annuitant's 50th and 100th birthday. You may select the Annuity Commencement Date in the Contract application. You may also change a previously selected date any time before that date by submitting a Written request, subject to our approval. (Pennsylvania has special limitations which may require the Annuity Commencement Date to be as early as age 85 but in no event beyond age 90.)

See "Federal Income Tax Matters" for a discussion of the penalties that may result from distributions prior to the Annuitant's reaching age 59 1/2 under any Contract or after April 1 of the year following the calendar year in which the Annuitant reaches age 70 1/2 under certain Qualified Contracts.

APPLICATION OF OWNER ACCOUNT VALUE

We will automatically apply your Variable Account Value in any Division to provide Variable Annuity Payments based on that Division and your Fixed Account Value to provide Fixed Annuity Payments. However, we will apply your Account Value in different proportions, if you give us Written instructions at least 30 days before the Annuity Commencement Date.

We deduct any applicable state and local premium taxes from the amount of Account Value that we apply to an Annuity Payment Option. In some cases, we may deduct a Surrender Charge from the amount we apply. (See "Surrender Charge.") Subject to any such adjustments, we apply your Variable and Fixed Account Values to an Annuity Payment Option, as discussed below, as of the end of the Valuation Period that contains the 10th day before the Annuity Commencement Date.

FIXED AND VARIABLE ANNUITY PAYMENTS

We will determine your first monthly Fixed or Variable Annuity Payment using the annuity tables in the Contract and the amount of your Account Value that is applied to provide the Fixed or Variable Annuity Payments.

We determine the amount of each monthly Fixed Annuity Payment thereafter based on the terms of the Annuity Payment Option selected.

We determine the amount of each monthly Variable Annuity Payment thereafter as follows:

 . We convert the Account Value that we apply to provide Variable Annuity Payments to a number of Annuity Units. We do this by dividing the amount of the first Variable Annuity Payment by the value of an Annuity Unit of a Division as of the end of the Valuation Period that includes the 10th day prior to the Annuity Commencement Date. This number of Annuity Units remains constant for any Annuitant.

 . We determine the amount of each subsequent Variable Annuity Payment by multiplying the number of Annuity Units by the value of an Annuity Unit as of the end of the Valuation Period that contains the 10th day prior to the date of each payment.

 . If we base the Variable Annuity Payments on more than one Division, we perform these calculations separately for each Division.

 . The value of an Annuity Unit at the end of a Valuation Period is the value of the Annuity Unit at the end of the previous Valuation Period, multiplied by the net investment factor (see "Variable Account Value") for the Valuation Period, with an offset for the 3.5% assumed interest rate used in the Contract's annuity tables.

The Contract's annuity tables use a 3.5% assumed interest rate. A Variable Annuity Payment based on a Division will be greater than the previous month, if the Division's investment return for the month is at an annual rate greater than 3.5%. Conversely, a Variable Annuity Payment will be less than the previous month, if the Division's investment return is at an annual rate less than 3.5%.

ANNUITY PAYMENT OPTIONS

Sixty to 90 days before the Scheduled Annuity Commencement Date, we will (1) notify you that the Contract is scheduled to mature, and (2) request that you select an Annuity Payment Option.

If you have not selected an Annuity Payment Option ten days prior to the Annuity Commencement Date, we will proceed as follows--

 . We will extend the Annuity Commencement Date to the Annuitant's 100th birthday, if the scheduled Annuity Commencement Date is any date prior to the Annuitant's 100th birthday; or

 . We will pay the Account Value, less any applicable charges and premium taxes, in one sum to you, if the scheduled Annuity Commencement Date is the Annuitant's 100th birthday.

The Code imposes minimum distribution requirements on the Annuity Payment Option you choose in connection with Qualified Contracts. (See "Federal Income Tax Matters.") We are not responsible for monitoring or advising Owners whether they are meeting the minimum distribution requirements, unless we have received a specific Written request to do so.

ELECTION OF ANNUITY PAYMENT OPTION

You may elect an Annuity Payment Option only if the initial annuity payment meets the following minimum requirements--

 . where you elect only Fixed or Variable Annuity Payments, the initial payment must be at least $100; or

 . where you elect a combination of Variable and Fixed Annuity Payments, the initial payment must be at least $50 on each basis.

If the initial annuity payment falls below these amounts, we will reduce the frequency of annuity payments. If the initial payment still falls below these amounts, we will make a single payment to the Annuitant or other properly designated payee equal to your Account Value. We will deduct any applicable Surrender Charge and premium tax.

You may elect the annuity option that will apply for payments to a Beneficiary, if you or the Annuitant dies. If you have not made this election, the Beneficiary may do so within 60 days after your or the Annuitant's death. (See "Death Proceeds.") Thereafter, the Beneficiary will have all the remaining rights and powers under the Contract and be subject to all of its terms and conditions. We will make the first annuity payment at the beginning of the second month following the month in which we approve the settlement request. We will credit Annuity Units based on Annuity Unit Values at the end of the Valuation Period that contains the 10th day prior to the beginning of that second month.

When an Annuity Payment Option becomes effective, you must deliver the Contract to our Home Office, in exchange for a payment contract providing for the option elected.

We provide information about the relationship between the Annuitant's gender and the amount of annuity payments, including any requirements for gender-neutral annuity rates and in connection with certain employee benefit plans under "Gender of Annuitant" in the Statement. (See "Contents of Statement of Additional Information.")

AVAILABLE ANNUITY PAYMENT OPTIONS

Each Annuity Payment Option, except Option 5, is available on both a fixed and variable basis. Option 5 is available on a fixed basis only.

OPTION 1 - LIFE ANNUITY - We make annuity payments monthly during the lifetime of the Annuitant. These payments stop with the last payment due before the death of the Annuitant. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment, if the Annuitant dies before the second annuity payment.

Option 2 - Life Annuity with 120, 180, or 240 Monthly Payments Certain - We make annuity payments monthly during the lifetime of an Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period.

OPTION 3 - JOINT AND LAST SURVIVOR LIFE ANNUITY - We make annuity payments monthly during the lifetime of the Annuitant and another payee and during the lifetime of the survivor of the two. We stop making payments with the last payment before the death of the survivor. We do not guarantee a minimum number of payments under this arrangement. For example, the Annuitant or other payee might receive only one annuity payment if both die before the second annuity payment. The election of this option is ineffective if either one dies before the Annuity Commencement Date. In that case, the survivor becomes the sole Annuitant, and we do not pay death proceeds because of the death of the other Annuitant.

OPTION 4 - PAYMENTS FOR A DESIGNATED PERIOD - We make annuity payments monthly to an Annuitant or other properly-designated payee, or at his or her death, to the Beneficiary, for a selected number of years ranging from five to 40. If this option is selected on a variable basis, the designated period may not exceed the life expectancy of the Annuitant or other properly designated payee.

A payee receiving Variable (but not Fixed) Annuity Payments under Option 4 can elect at any time to commute (terminate) the option and receive the current value of the annuity in a single sum. The current value of an annuity under Option 4 is the value of all remaining annuity payments, assumed to be level, discounted to present value at an annual rate of 3.5%. We calculate that value the next time we determine values after receiving your Written request for payment. The election of a single sum payment is the only way you may terminate any Annuity Payment Option once annuity payments have started.

OPTION 5 - PAYMENTS OF A SPECIFIC DOLLAR AMOUNT - We pay the amount due in equal monthly installments of a designated dollar amount until the remaining balance is less than the amount of one installment. The amount of each installment may not be less than $125 or more than $200 each year per $1,000 of the original amount due. If the person receiving these payments dies, we continue to make the remaining payments to the Beneficiary. Payments under this option are available on a fixed basis only. To determine the remaining balance at the end of any month, we decrease the balance at the end of the previous month by the amount of any installment paid during the month. We then apply, to the remainder, interest at a rate not less than 3.5% compounded annually. If the remaining balance at any time is less than the amount of one installment, we will pay the balance as the final payment under the option.

We reduce Variable Annuity Payments as a result of a charge to the Separate Account that is partially for mortality risks. (See "Charge to the Separate Account.")

The Code may treat the election of Option 4 or Option 5 in the same manner as a surrender of total Account Value. For tax consequences of such treatment, see "Federal Income Tax Matters." In addition, the Code may not give tax-deferred treatment to subsequent earnings.

ALTERNATIVE AMOUNT UNDER FIXED LIFE ANNUITY OPTIONS - In the case of Fixed Annuity Payments under one of the first three Annuity Payment Options described above, we make a special election available. In that case, the Owner (or the Beneficiary, if the Owner has not elected a payment option) may elect monthly payments based on single payment immediate fixed annuity rates we offer at that time. This provision allows the Annuitant or other properly-designated payee to receive the fixed annuity purchase rate in effect for new single payment immediate annuity Contracts, if it is more favorable.

In place of monthly payments, you may elect payments on a quarterly, semi-annual or annual basis. In that case, we determine the amount of each annuity payment on a basis consistent with that described above for monthly payments.

TRANSFERS

After the Annuity Commencement Date, the Annuitant or other properly designated payee may make one transfer every 180 days among the available Divisions of the Separate Account or from the Divisions to a Fixed Annuity Payment Option. We will assess no charge for the transfer. We do not permit transfers from a Fixed to a Variable Annuity Payment Option. If a transfer causes the value in any Division to fall below $500, we reserve the right to transfer the remaining balance in that Division in the same proportion as the transfer request. We make transfers effective at the end of the Valuation Period in which we receive the Written transfer request at our Home Office. We reserve the right to terminate or restrict transfers at any time.

                                   DEATH PROCEEDS

DEATH PROCEEDS BEFORE THE ANNUITY COMMENCEMENT DATE

The death proceeds described below are payable to the Beneficiary under the Contract if any of the following events occurs before the Annuity Commencement
Date:

 . the Annuitant dies, and no Contingent Annuitant has been named under a Non-Qualified Contract;

 . the Annuitant dies, and we also receive proof of death of any named Contingent Annuitant; or

 . the Owner (including the first to die in the case of joint Owners) of a Non-Qualified Contract dies, regardless of whether the deceased Owner was also the Annuitant. (However, if the Beneficiary is the Owner's surviving spouse, or the Owner's surviving spouse is a joint Owner, the surviving spouse may elect to continue the Contract as described later in this Section).

There is a standard manner for us to pay the death proceeds when a joint Owner dies: we treat the surviving joint Owner as the Beneficiary and we pay the death proceeds to the surviving joint Owner. Joint Owners may give us written instructions to pay death proceeds in a different manner.

The death proceeds, prior to deduction of any applicable premium taxes and other applicable tax, will equal the greatest of-

 . the sum of all net purchase payments made (less any premium taxes and other applicable tax we deducted previously and all prior partial withdrawals);

 . the Owner's Account Value as of the end of the Valuation Period in which we receive, at our Home Office, proof of death and the Written request as to the manner of payment; or

 .  the HIGHEST ANNIVERSARY VALUE prior to the date of death, as defined below.

       The HIGHEST ANNIVERSARY VALUE prior to the date of death will be determined as follows:

    (a) First, we will calculate the Account Values at the end of each fifth Contract Anniversary that occurs before the Annuitant's 81st birthday (we will thereafter use only the highest of the fifth Contract Anniversary Account Values that occurred before the Annuitant's 81st birthday);

    (b) Second, we will increase each of the Account Values by the amount of net purchase payments the Owner has made since the end of such Contract Anniversaries; and

    (c) Third, we will reduce the result upon a partial withdrawal in the same proportion as the reduction in Account Value.

       The HIGHEST ANNIVERSARY VALUE will be an amount equal to the highest of such values. Net purchase payments are purchase payments less applicable taxes deducted at the time the purchase payment is made.

The death proceeds become payable to the Beneficiary when we receive--

 .  proof of the Owner's or Annuitant's death, and

 .  a Written request from the Beneficiary specifying the manner of payment.

If the Owner has not already done so, the Beneficiary may, within 60 days after the date the death proceeds become payable, elect to receive the death proceeds as (1) a single sum or (2) in the form of one of the Annuity Payment Options provided in the Contract. (See "Annuity Payment Options.") If we do not receive a request specifying the manner of payment, we will make a single sum payment, based on values we determine at that time.

If the Owner under a Non-Qualified Contract dies before the Annuity Commencement Date, we will distribute all amounts payable under the Contract in accordance with the following rules:

 .   We will distribute all amounts--

     (a) within five years of the date of death, or

     (b) if the Beneficiary elects, as annuity payments, beginning within one year of the date of death and continuing over a period not extending beyond the life or life expectancy of the Beneficiary.

 . If the Beneficiary is the Owner's surviving spouse, the spouse may elect to continue the Contract as the new Owner. If the original Owner was the Annuitant, the surviving spouse may also elect to become the new Annuitant. This election is also available to the surviving spouse who is a joint Owner, even if the surviving spouse is not the Beneficiary. In this case, we will treat the surviving spouse as the Beneficiary, and we will not recognize any other designation of Beneficiary.

 . If the Owner is not a natural person, these distribution requirements apply at the death of the primary Annuitant, within the meaning of the Code. Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Contracts.

Failure to satisfy the requirements described in this Section may result in serious adverse tax consequences.

DEATH PROCEEDS AFTER THE ANNUITY COMMENCEMENT DATE

If the Annuitant dies on or after the Annuity Commencement Date, the amounts payable to the Beneficiary or other properly designated payee are any continuing payments under the Annuity Payment Option in effect. (See "Annuity Payment Options.") In such case, the payee will:

 .  have all the remaining rights and powers under a Contract, and

 .  be subject to all the terms and conditions of the Contract.

Also, if the Annuitant dies on or after the Annuity Commencement Date, no previously named Contingent Annuitant can become the Annuitant.

If the payee under a Non-Qualified Contract dies after the Annuity Commencement Date, we will distribute any remaining amounts payable under the terms of the Annuity Payment Option at least as rapidly as under the method of distribution in effect when the payee dies. If the payee is not a natural person, this requirement applies upon the death of the primary Annuitant, within the meaning of the Code.

Under a parallel section of the Code, similar requirements apply to retirement plans for which we issue Qualified Contracts.

Failure to satisfy requirements described in this Section may result in serious adverse tax consequences.

PROOF OF DEATH

We accept the following as proof of any person's death:

 .  a certified death certificate;

 . a certified decree of a court of competent jurisdiction as to the finding of death;

 . a written statement by a medical doctor who attended the deceased at the time of death; or

 .  any other proof satisfactory to us.

Once we have paid the death proceeds, the Contract terminates, and our obligations are complete.

                          CHARGES UNDER THE CONTRACTS

PREMIUM TAXES

When applicable, we will deduct premium taxes imposed by certain states. We may deduct such amounts either at the time the tax is imposed or later. We may deduct the amount as follows:

 . from purchase payment(s) when received;

 . from the Owner's Account Value at the time annuity payments begin;

 . from the amount of any partial withdrawal; or

 . from proceeds payable upon termination of the Contract for any other reason, including death of the Owner or Annuitant, or surrender of the Contract.

If premium tax is paid, AGL may reimburse itself for the tax when making the deduction under the second, third, and fourth items on the list immediately above, by multiplying the sum of Purchase Payments being withdrawn by the applicable premium tax percentage.

Applicable premium tax rates depend upon the Owner's then-current place of residence. Applicable rates currently range from 0% to 3.5%. The rates are subject to change by legislation, administrative interpretations, or judicial acts. We will not make a profit on this charge.

SURRENDER CHARGE

The Surrender Charge reimburses us for part of our expenses in distributing the Contracts. We believe, however, that the amount of our expenses will exceed the amount of revenues generated by the Surrender Charge. We will pay for extra expenses out of our general surplus, which might include profits from the charge for the assumption of mortality and expense risks.

Unless a withdrawal is exempt from the Surrender Charge (as discussed below), the Surrender Charge is a percentage of the amount of each purchase payment that you withdraw during the first seven years after we receive that purchase payment. The percentage declines depending on how many years have passed since we originally credited the withdrawn purchase payment to your Account Value, as follows:

                                   Surrender Charge as a
       Year of Purchase            Percentage of Purchase
       Payment Withdrawal          Payment Withdrawn
       ------------------          --------------------
            1st                              7%
            2nd                              7%
            3rd                              5%
            4th                              5%
            5th                              4%
            6th                              2%
            Thereafter                       0%

In computing the Surrender Charge, we deem withdrawals from your Account Value to consist first of purchase payments, in order of contribution, followed by any amounts in excess of purchase payments. The Surrender Charge will apply to the following transactions, which we consider to be withdrawals:

 . total surrender;

 . partial withdrawal;

 . commencement of an Annuity Payment Option; and

 . termination due to insufficient Account Value.

The Surrender Charge will not apply to withdrawals in the following circumstances:

 . the amount of withdrawals that exceeds the cumulative amount of your purchase payments;

 . death of the Annuitant, at any age, after the Annuity Commencement Date;

 . death of the Annuitant, at any age, prior to the Annuity Commencement Date, provided no Contingent Annuitant survives;

 . death of the Owner, including the first to die in the case of joint Owners of a Non-Qualified Contract;

 . annuitization over at least ten years, or life contingent annuitization where the life expectancy is at least ten years;

 . within the 30-day window under the One-Time Reinstatement Privilege;

 . If the Annuitant has been confined to a long-term care facility or is subject to a terminal illness (to the extent that the rider for these matters is available in your state), as set forth under "Long-Term Care and Terminal Illness."

 . 20% of your Account Value, in each Contract Year after the first Contract
   Year, calculated as of the end of the Valuation Period in which you make Written request for the withdrawal (We use the same 20% amount if you make more than one withdrawal in the same Contract Year. We add all withdrawals and charge you a Surrender Charge only on amounts that exceed the 20% free withdrawal. See the discussion under "Surrender Charge" for an explanation of how we calculate Surrender Charge. After the first Contract Year, you may make non-automatic and automatic withdrawals in the same Contract Year subject to the 20% limitation. For purchase payments under a systematic withdrawal plan, Purchase Payments credited for 30 days or more are eligible for the 20% free withdrawal); and

 . any amounts withdrawn that are in excess of the amount permitted by the 20% free withdrawal privilege, described above, if you are withdrawing the amounts to obtain or retain favorable tax treatment. (For example, under certain circumstances the income and estate tax benefits of a charitable remainder trust may be available only if you withdraw assets from a Contract funding the trust more rapidly than the 20% free withdrawal privilege permits. This exception is subject to our approval.)

Upon selection of an Annuity Payment Option that does not qualify for a Surrender Charge exception above, we use the amount payable to the Owner upon full surrender of a Contract (see "Surrenders") to pay for the Annuity Payment Option.

We do not consider a free withdrawal under any of the foregoing Surrender Charge exceptions to be a withdrawal of purchase payments, except for purposes of computing the 20% free withdrawal described in the preceding paragraph. The Code may impose a penalty on distributions if the recipient is under age 59 1/2. (See "Penalty Tax on Premature Distributions.")

TRANSFER CHARGES

We describe the charges to pay the expense of making transfers under "Transfer, Automatic Rebalancing, Surrender and Partial Withdrawal of Owner Account Value - Transfers" and "Annuity Period and Annuity Payment Options - Transfers." These charges are not designed to yield a profit.

CHARGE TO THE SEPARATE ACCOUNT

We deduct from Separate Account assets a daily charge at an annualized rate of 1.35% of the average daily net asset value of the Separate Account attributable to the Contracts. This charge (1) offsets administrative expenses and (2) compensates us for assuming mortality and expense risks under the Contracts.
The 1.35% charge divides into .15% for administrative expenses and 1.20% for the assumption of mortality and expense risks.

We do not expect to earn a profit on that portion of the charge that is for administrative expenses. However, we do expect to derive a profit from the portion that is for the assumption of mortality and expense risks. There is no necessary relationship between the amount of administrative charges deducted for a given Contract and the amount of expenses actually attributable to that Contract.

In assuming the mortality risk, we incur the risks that

 . Our actuarial estimate of mortality rates may prove erroneous,

 . Annuitants will live longer than expected, and

 . more Owners or Annuitants than expected would die at a time when the death benefit we guarantee is higher than the net surrender value of their interests in the Contracts.

In assuming the expense risk, we incur the risk that the revenues from the expense charges under the Contracts (charges that we guarantee will not increase) will not cover our expense of administering the Contracts.

MISCELLANEOUS

Each Series pays charges and expenses out of its assets. The prospectus for each Series describes the charges and expenses.

We reserve the right to impose charges or establish reserves for any federal or local taxes that we incur today or may incur in the future and that we deem attributable to the Contracts.

SYSTEMATIC WITHDRAWAL PLAN

You may make automatic partial withdrawals, at periodic intervals, through a systematic withdrawal program. Minimum payments are $100. You may choose from payment schedules of monthly, quarterly, semi-annual, or annual payments. You may start, stop, increase, or decrease payments. You may elect to (1) start withdrawals as early as 30 days after the issue date of the Contract and (2) take withdrawals from the Fixed Account or any Division. Systematic withdrawals are subject to the terms and conditions applicable to other partial withdrawals, including Surrender Charges and exceptions to Surrender Charges.

ONE-TIME REINVESTMENT PRIVILEGE

If the Account Value is at least $500, you may elect to reinvest all of the proceeds that you liquidated from the Contract within the previous 30 days. In this case, we will credit the Surrender Charge back to the Contract. We will reinvest the proceeds at the value we next compute following the date of receipt of the proceeds. Unless you request otherwise, we will allocate the proceeds among the Divisions and Guarantee Periods in the same proportions as prior to surrender. We will compute any subsequent Surrender Charge if the Contract had been issued at the date of reinstatement in consideration of a purchase payment in the amount of the net surrender proceeds. You may use this privilege only once.

This privilege is not available under Contracts purchased in Oregon.

REDUCTION IN SURRENDER CHARGES OR ADMINISTRATIVE CHARGES

We may reduce the Surrender Charges or administrative charges imposed under certain Qualified Contracts for employer sponsored plans. Any such reductions will reflect differences in costs or services and will not be unfairly discriminatory as to any person. Differences in costs and services result from factors such as reduced sales expenses or administrative efficiencies relating to serving a large number of employees of a single employer and functions assumed by the employer that we otherwise would have to perform.

                      LONG-TERM CARE AND TERMINAL ILLNESS

THE RIDER DESCRIBED BELOW IS NOT AVAILABLE IN ALL STATES, AND YOU SHOULD THEREFORE CONSULT YOUR SALES REPRESENTATIVE OR OUR HOME OFFICE AS TO WHETHER IT WILL APPLY TO YOU. THERE IS NO SEPARATE CHARGE FOR THIS RIDER:

LONG-TERM CARE

Pursuant to a special Contract rider, no Surrender Charge will apply to a partial withdrawal or total surrender made during any period of time that the Annuitant is confined for 30 days or more (or within 30 days after discharge) in a hospital or state-licensed in-patient nursing facility. We must receive Written proof of such confinement that is satisfactory to us.

TERMINAL ILLNESS

The rider also provides that no Surrender Charge will apply to a partial withdrawal or total surrender if we have received a physician's Written certification that the Annuitant is considered to be terminally ill and not expected to live more than twelve months and have waived or exercised our right to a second physician's opinion.

                         OTHER ASPECTS OF THE CONTRACTS

Only an officer of AGL can agree to change or waive the provisions of any Contract. The Contracts are non-participating, which means they are not entitled to share in any dividends, profits or surplus of AGL.

OWNERS, ANNUITANTS, AND BENEFICIARIES; ASSIGNMENTS

You, as the Owner of a Contract, will be the same as the Annuitant, unless you choose a different Annuitant when you purchase a Contract. In the case of joint ownership, both Owners must join in the exercise of any rights or privileges under the Contract. You choose the Annuitant and any Contingent Annuitant in the application for a Contract and may not change that choice.

You choose the Beneficiary and any Contingent Beneficiary when you purchase a Contract. You may change a Beneficiary or Contingent Beneficiary prior to the Annuity Commencement Date, while the Annuitant is still alive. The payee may make this change after the Annuity Commencement Date.

We will make any designation of a new Beneficiary or Contingent Beneficiary effective as of the date it is signed. However, the change in designation will not affect any payments we make or action we take before we receive the Written request. We also need the Written consent of any irrevocably named Beneficiary or Contingent Beneficiary before we make a change. Under certain retirement programs, the law may require spousal consent to name or change a Beneficiary to a person other than the spouse. We are not responsible for the validity of any designation of a Beneficiary or Contingent Beneficiary.

If the Beneficiary or Contingent Beneficiary is not living at the time we are to make any payment, you, as the Owner, will be the Beneficiary. If you are not then living, your estate will be the Beneficiary.

In the case of joint ownership, we will treat the surviving joint Owner as the Beneficiary upon the death of a joint Owner. We will not recognize any other designation of Beneficiary, unless joint Owners provide written instructions to pay death proceeds in a different manner.

Owners and other payees may assign their rights under Qualified Contracts only in certain narrow circumstances referred to in the Contracts. Owners and other payees may assign their rights under Non-Qualified Contracts, including their ownership rights. We take no responsibility for the validity of any assignment. Owners must make a change in ownership rights in Writing and send a copy to our Home Office. We will make the change effective on the date it was made. However, we are not bound by a change until the date we record it.

The rights under a Contract are subject to any assignment of record at our Home Office. An assignment or pledge of a Contract may have adverse tax consequences. (See "Federal Income Tax Matters.")

REPORTS

We will mail to Owners (or anyone receiving payments following the Annuity Commencement Date), any reports and communications required by applicable law. We will mail to the last known address of record. You should, therefore, give us prompt written notice of any address change.

RIGHTS RESERVED BY US

Upon notice to the Owner, we may modify a Contract to the extent necessary in order to:

 . reflect a change in the Separate Account or any Division;

 . create new separate accounts;

 . operate the Separate Account in any form permitted under the 1940 Act or in any other form permitted by law;

 . transfer any assets in any Division to another Division, or to one or more separate accounts, or the Fixed Account;

 . add, combine or remove Divisions in the Separate Account, or combine the Separate Account with another separate account;

 . add, restrict or remove Guarantee Periods of the Fixed Account;

 . make any new Division available to you on a basis we determine;

 . substitute, for the shares held in any Division, the shares of another Series or the shares of another investment company or any other investment permitted by law;

 . make any changes required by the Code or by any other law, regulation or interpretation in order to continue treatment of the Contract as an annuity; or

 . make any changes required to comply with the rules of any Series.

When required by law, we will obtain (1) your approval of changes and (2) the approval of any appropriate regulatory authority.

PAYMENT AND DEFERMENT

We will normally pay amounts surrendered or withdrawn from a Contract within seven calendar days after the end of the Valuation Period in which we receive the Written surrender or withdrawal request at our Home Office. A Beneficiary may request the manner of payment of death proceeds within 60 days after the death proceeds become payable. If we do not receive a Written request specifying the manner of payment, we will pay the death benefit as a single sum, normally within seven calendar days after the end of the Valuation Period that contains the last day of the 60-day period. We reserve the right, however, to defer payments or transfers out of the Fixed Account for up to six months.
Also, we reserve the right to defer payment of that portion of your Account Value that is attributable to a purchase payment made by check for a reasonable period of time (not to exceed 15 days) to allow the check to clear the banking system.

Finally, we reserve the right to defer payment of any surrender, annuity payment, or death proceeds out of the Variable Account Value if:

 . the New York Stock Exchange is closed other than customary weekend and holiday closings, or trading on the New York Stock Exchange is restricted as determined by the Securities and Exchange Commission ("SEC");

 . the SEC determines that an emergency exists, as a result of which disposal of securities held in a Division is not reasonably practicable or it is not reasonably practicable to fairly determine the Variable Account Value; or

 . the SEC by order permits the delay for the protection of Owners.

We may also postpone transfers and allocations of Account Value among the Divisions and the Fixed Account under these circumstances.

                           FEDERAL INCOME TAX MATTERS

GENERAL

We cannot comment on all of the federal income tax consequences associated with the Contracts. Federal income tax law is complex. Its application to a particular person may vary according to facts peculiar to the person. Consequently, we do not intend for you to take this discussion as tax advice. You should consult with a competent tax adviser before purchasing a Contract.

We base this discussion on our understanding of the law, regulations and interpretations existing on the date of this Prospectus. Congress, in the past, has enacted legislation changing the tax treatment of annuities in both the Qualified and the Non-Qualified markets and may do so again in the future. The Treasury Department may issue new or amended regulations or other interpretations of existing tax law. The courts may also interpret the tax law in ways that affect the tax treatment of annuities. Any such change could have a retroactive effect. We suggest that you consult your legal or tax adviser on these issues.

The discussion does not address federal estate and gift tax, or social security tax, or any state or local tax consequences associated with the Contracts.

NON-QUALIFIED CONTRACTS

Purchase Payments. Purchasers of a Contract that does not qualify for special tax treatment and is therefore "Non-Qualified" may not deduct from their gross income the amount of purchase payments made.

Tax Deferral Prior to Annuity Commencement Date. Owners who are natural persons are not taxed currently on (1) increases in their Account Value resulting from interest earned in the Fixed Account, or (2) the investment experience of the Separate Account so long as the Separate Account complies with certain diversification requirements. These requirements mean that the Separate Account must invest in Series that are "adequately diversified" in accordance with Treasury Department regulations. We do not control the Series, but we have received commitments from the investment advisers to the Series to use their best efforts to operate the Series in compliance with these diversification requirements. A Contract investing in a Series that failed to meet the diversification requirements would subject Owners to current taxation of income in the Contract for the period of such diversification failure (and any subsequent period). Income means the excess of the Account Value over the Owner's investment in the Contract (discussed below).

Control over allocation of values among different investment alternatives may cause Owners or persons receiving annuity payments to be treated as the owners of the Separate Account's assets for tax purposes. However, current regulations do not provide guidance as to how to avoid this result. We reserve the right to amend the Contracts in any way necessary to avoid this result. The Treasury Department has stated that it may establish standards through regulations or rulings. These standards may apply only prospectively, although they could apply retroactively if the Treasury Department considers the standards not to reflect a new position.

Owners that are not natural persons -- that is, Owners such as corporations -- are taxed currently on annual increases in their Account Value, unless an exception applies. Exceptions apply for, among other things, Owners that are not natural persons but that hold a Contract as an agent for a natural person.

Taxation of Annuity Payments.   Part of each annuity payment received after the
Annuity Commencement Date is excludible from gross income.

In the case of Fixed Annuity Payments, the excludible portion is found by multiplying

 . the amount paid by

 . the ratio of the investment in the Contract (discussed below) to the expected return under the Fixed Annuity Payment Option.

In the case of Variable Annuity Payments, the excludible portion is the investment in the Contract divided by the number of expected payments.

In both cases, the remaining portion of each annuity payment, and all payments made after the investment in the Contract has been reduced to zero, are included in the payee's income. Should annuity payments stop on account of the death of the Annuitant before the investment in the Contract has been fully paid out, the payee is allowed a deduction for the unpaid amount. If the payee is the Annuitant, the deduction is taken on the final tax return. If the payee is a Beneficiary, that Beneficiary may receive the balance of the total investment as payments are made or on the Beneficiary's final tax return. An Owner's "investment in the Contract" is the amount equal to the portions of purchase payments made by or on behalf of the Owner that have not been excluded or deducted from the individual's gross income, less amounts previously received under the Contract that were not included in income.

Taxation of Partial Withdrawals and Total Surrenders. Partial withdrawals from a Contract are includible in income to the extent that the Owner's Account Value exceeds the investment in the Contract. In the event you surrender a Contract in its entirety, the amount of your investment in the Contract is excludible from income, and any amount you receive in excess of your investment in the Contract is includible in income. All annuity Contracts or Contracts we issue to the same Owner during any calendar year are aggregated for purposes of determining the amount of any distribution that is includible in gross income.

Penalty Tax on Premature Distributions. In the case of such a distribution, there may be imposed a federal tax penalty equal to 10% of the amount treated as taxable income. The penalty tax will not apply, however, to distributions:

 . made on or after the recipient reaches age 59 1/2,

 . made on account of the recipient's becoming disabled,

 . that are made after the death of the Owner prior to the Annuity Commencement
   Date or of the payee after the Annuity Commencement Date (or if such person is not a natural person, that are made after the death of the primary Annuitant, as defined in the Code), or

 . that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint life (or joint life expectancies) of the Annuitant and the Beneficiary, provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability).

Premature distributions may result from an early Annuity Commencement Date, an early surrender, partial withdrawal from or assignment of a Contract, or the early death of an Annuitant, unless the third clause listed above applies.

Payment of Death Proceeds. Special rules apply to the distribution of any death proceeds payable under the Contract. (See "Death Proceeds.")

Assignments and Loans. An assignment, loan, or pledge under a Non-Qualified Contract is taxed in the same manner as a partial withdrawal, as described above. Repayment of a loan or release of an assignment or pledge is treated as a new purchase payment.

INDIVIDUAL RETIREMENT ANNUITIES ("IRAs")

Purchase Payments. Individuals who are not active participants in a tax qualified retirement plan may, in any year, deduct from their taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. In the case of married individuals filing a joint return, the deduction will, in general, be the lesser of $4,000 or 100% of the combined earned income of both spouses, reduced by any deduction for an IRA purchase payment allowed to the spouse. Single persons who participate in a tax-qualified retirement plan and who have adjusted gross income not in excess of $31,000 may fully deduct their IRA purchase payments. Those who have adjusted gross income in excess of $41,000 will not be able to deduct purchase payments. For those with adjusted gross income in the range between $31,000 and $41,000, the deduction decreases to zero, based on the amount of income. Beginning in 2000, that income range will increase, as follows:


      2000                       2001                2002                2003                2004          2005 and
                                                                                                          thereafter
---------------------------------------------------------------------------------------------------------------------
     $32,000                  $33,000             $34,000             $40,000             $45,000           $50,000
       to                       to                  to                  to                  to                to
     $42,000                  $43,000             $44,000             $50,000             $55,000           $60,000
---------------------------------------------------------------------------------------------------------------------

Similarly, the otherwise deductible portion of an IRA purchase payment will be phased out, in the case of married individuals filing joint tax returns, with adjusted gross income between $51,000 and $61,000, and in the case of married individuals filing separately, with adjusted gross income between $0 and $10,000. (A husband and wife who file separate returns and live apart at all times during the taxable year are not treated as married individuals.) Beginning in 2000, the income range over which the otherwise deductible portion of an IRA purchase payment will be phased out for married individuals filing joint tax returns will increase as follows:

                                                                                                          2007 and
 2000            2001            2002           2003            2004            2005            2006     thereafter
-----------------------------------------------------------------------------------------------------------------------
$52,000 to   $53,000 to      $54,000 to      $60,000 to      $65,000 to      $70,000 to      $75,000 to      $80,000 to
$62,000       $63,000         $64,000         $70,000         $75,000         $80,000         $85,000        $100,000
-----------------------------------------------------------------------------------------------------------------------

A married individual filing a joint tax return, who is not an active participant in a tax-qualified retirement plan, but whose spouse is an active participant in such a plan, may, in any year, deduct from his or her taxable income purchase payments for an IRA equal to the lesser of $2,000 or 100% of the individual's earned income. For the individual, the adjusted gross income range over which the otherwise deductible portion of an IRA purchase payment will be phased out is $150,000 to $160,000.

Tax Free Rollovers.  Amounts may be transferred, in a tax-free rollover, from
(1) a tax-qualified plan to an IRA or (2) from one IRA to another IRA if, the transfer meets certain conditions. All taxable distributions ("eligible rollover distributions") from tax qualified plans are eligible to be rolled over with the exception of:

 . annuities paid over a life or life expectancy,

 . installments for a period of ten years or more, and

 . required minimum distributions under section 401(a)(9) of the Code.

Rollovers may be accomplished in two ways. First, we may pay an eligible rollover distribution directly to an IRA (a "direct rollover"). Second, we may pay the distribution directly to the Annuitant and then, within 60 days of receipt, the Annuitant may roll the amount over to an IRA. However, any amount that was not distributed as a direct rollover will be subject to 20% income tax withholding.

Distributions from an IRA. Amounts received under an IRA as annuity payments, upon partial withdrawal or total surrender, or on the death of the Annuitant, are included in the Annuitant's or other recipients' income. If nondeductible purchase payments have been made, a pro rata portion of such distributions may not be includible in income. A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the Annuitant reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include:

 , distributions that are part of a series of substantially equal periodic payments made at least annually over the life (or life expectancy) of the Annuitant or the joint lives (or joint life expectancies) of the Annuitant and the Beneficiary; provided such payments are made for a minimum of 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability);

 . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income and withdrawals for medical insurance (without regard to the 7.5% AGI floor) if the individual has received unemployment compensation under federal or state law for at least 12 consecutive weeks under certain conditions;

 . distributions for qualified first-time home purchases for the individual, a spouse, children, grandchildren, or ancestor of the individual or the individual's spouse, subject to a $10,000 lifetime maximum; and

 . distributions for higher education expenses for the individual, a spouse, children, or grandchildren.

 . Distributions of minimum amounts required by the Code must commence by April
   1 of the calendar year following the calendar year in which the Annuitant reaches age 70 1/2 or retires (whichever is later). Additional distribution rules apply after the death of the Annuitant. These rules are similar to those governing distributions on the death of an Owner (or other payee during the Annuity Period) under a Non-Qualified Contract. (See "Death Proceeds.") Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

ROTH IRAs

Beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to $2,000 per year. This permitted contribution is phased out for adjusted gross income between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRAs and non-Roth IRAs.

An individual may make a rollover contribution from a non-Roth IRA to a Roth IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution. There are no similar limitations on rollovers from a Roth IRA to another Roth IRA.

Qualified distributions from Roth IRAs are entirely tax-free. A qualified distribution requires that (1) the individual has held the Roth IRA for at least five years and (2) the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as qualified first-time home purchase. Qualified Distributions for a qualified first-time home purchase, are subject to a $10,000 lifetime maximum for the individual, a spouse, child, grandchild, or ancestor of such individual or the individual's spouse.

SIMPLIFIED EMPLOYEE PENSION PLANS

Eligible employers may establish an IRA plan known as a simplified employee pension plan ("SEP"), if certain requirements are met. An employee may make contributions to a SEP in accordance with the rules applicable to IRAs discussed above. Employer contributions to an employee's SEP are deductible by the employer and are not currently includible in the taxable income of the employee, provided that total employer contributions do not exceed the lesser of 15% of an employee's compensation or $30,000.

SIMPLE RETIREMENT ACCOUNTS

Eligible employers may establish an IRA plan known as a simple retirement account ("SRA"), if they meet certain requirements. Under an SRA, the employer contributes elective employee compensation deferrals up to a maximum of $6,000 a year to the employee's SRA. The employer must, in general, make a fully vested matching contribution for employee deferrals up to a maximum of 3% of compensation.

OTHER QUALIFIED PLANS

Purchase Payments. Purchase payments made by an employer under a pension, profit sharing, or annuity plan qualified under section 401 or 403(a) of the Code, not in excess of certain limits, are deductible by the employer. The purchase payments are also excluded from the current income of the employee.

Distributions Prior to the Annuity Commencement Date. Purchase payments includible in an employee's taxable income (less any amounts previously received that were not includible in the employee's taxable income) represent the employee's "investment in the Contract." Amounts received prior to the Annuity Commencement Date under a Contract in connection with a section 401 or 403(a) plan are generally allocated on a pro-rata basis between the employee's investment in the Contract and other amounts. A lump-sum distribution will not be includible in income in the year of distribution, if the employee transfers, within 60 days of receipt, all amounts received (less the employee's investment in the Contract), to another tax-qualified plan, to an individual retirement account or an IRA in accordance with the rollover rules under the Code.

However, any amount that is not distributed as a direct rollover will be subject to 20% income tax withholding. (See "Tax Free Rollovers.") Special tax treatment may be available, for tax years beginning prior to December 31, 1999, in the case of certain lump-sum distributions that are not rolled over to another plan or IRA.

A 10% penalty tax is imposed on the amount includible in gross income from distributions that occur before the employee reaches age 59 1/2 and that are not made on account of death or disability, with certain exceptions. These exceptions include distributions that are:

 . part of a series of substantially equal periodic payments made at least annually beginning after the employee separates from service and made over the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and the Beneficiary, provided such payments are made for at least 5 years and the distribution method is not changed before the recipient reaches age 59 1/2 (except in the case of death or disability);

 . made after the employee's separation from service on account of early retirement after attaining age 55;

 . made to pay for qualified higher education or first-time home buyer expenses;

 . made to an alternate payee pursuant to a qualified domestic relations order, if the alternate payee is the spouse or former spouse of the employee; or

 . distributions for medical expenses in excess of 7.5% of the Annuitant's adjusted gross income and withdrawals for medical insurance (without regard to the 7.5% AGI floor) if the individual has received unemployment compensation under federal or state law for at least 12 consecutive weeks under certain conditions;

Annuity Payments.  A portion of annuity payments received under Contracts for section 401 and 403(a) plans after the Annuity Commencement Date may be excludible from the employee's income, in the manner discussed above, in connection with Variable Annuity Payments, under "Non-Qualified Contracts - Taxation of Annuity Payments." The difference is that, here, the number of expected payments is determined under a provision in the Code. Distributions of minimum amounts required by the Code generally must commence by April 1 of the calendar year following the calendar year in which the employee reaches age 70 1/2 (or retires, if later). Failure to comply with the minimum distribution rules will result in a penalty tax of 50% of the amount by which the minimum distribution required exceeds the actual distribution.

Self-Employed Individuals. Various special rules apply to tax-qualified plans established by self-employed individuals.

PRIVATE EMPLOYER UNFUNDED DEFERRED COMPENSATION PLANS

Purchase Payments. Private taxable employers may establish unfunded, Non-Qualified deferred compensation plans for a select group of management or highly compensated employees and/or for independent contractors.

These types of programs allow individuals to defer (1) receipt of up to 100% of compensation that would otherwise be includible in income and, therefore, (2) payment of federal income taxes on the amounts, as well as the earnings on those amounts and the employee is currently taxed on any increase in Account Value.

Deferred compensation plans represent a contractual promise on the part of the employer to pay current compensation at some future time. The Contract is owned by the employer and is subject to the claims of the employer's creditors. The individual has no right or interest in the Contract and is entitled only to payment from the employer's general assets in accordance with plan provisions. Purchase payments not made by the employer, however, are not immediately deductible by the employer, and the employee is currently taxed on any increase in Account Value.

Taxation of Distributions. Amounts that an individual receives from a private employer deferred compensation plan are includible in gross income for the taxable year in which such amounts are paid or otherwise made available.

FEDERAL INCOME TAX WITHHOLDING AND REPORTING

Amounts distributed from a Contract, to the extent includible in taxable income, are subject to federal income tax withholding. Unless the distribution is an "eligible rollover distribution", the payee may elect to have no income tax withheld by submitting a withholding exemption certificate to us.

In some cases, if you own more than one Qualified annuity Contract, the Contracts may be considered together to determine whether the federal tax law requirement for minimum distributions after age 70 1/2, or retirement in appropriate circumstances, has been satisfied. You may rely on distributions from another annuity contract or Contract to satisfy the minimum distribution requirement under a Qualified Contract we issued. However, you must sign a waiver releasing us from any liability to you for not calculating and reporting the amount of taxes and penalties payable for failure to make required minimum distributions under the Contract.

TAXES PAYABLE BY AGL AND THE SEPARATE ACCOUNT

AGL is taxed as a life insurance company under the Code. The operations of the Separate Account are part of the total operations of AGL and are not taxed separately. Under existing federal income tax laws, AGL is not taxed on investment income derived by the Separate Account (including realized and unrealized capital gains) with respect to the Contracts. AGL reserves the right to allocate to the Contracts any federal, state or other tax liability that may result in the future from maintenance of the Separate Account or the Contracts.

Certain Series may elect to pass through to AGL any taxes withheld by foreign taxing jurisdictions on foreign source income. Such an election will result in additional taxable income and income tax to AGL. The amount of additional income tax, however, may be more than offset by credits for the foreign taxes withheld that the Series will also pass through. These credits may provide a benefit to AGL.

                           DISTRIBUTION ARRANGEMENTS

State insurance authorities will license individuals as agents of AGL to sell the Contracts. The individuals will also be registered representatives of (1) American General Securities Incorporated ("AGSI"), the principal underwriter of the Contracts, or (2) other broker-dealer firms. However, some individuals may be representatives of firms that are exempt from broker-dealer regulation. AGSI is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

AGSI is a wholly owned subsidiary of AGL. AGSI's principal business address is 2727 Allen Parkway, Houston, Texas 77019-2191.

AGL offers the Contracts on a continuous basis. AGSI has entered into certain revenue and cost-sharing arrangements in connection with marketing the Contracts.

AGL compensates AGSI and other broker-dealers that sell the Contracts according to one or more compensation schedules. The schedules provide for commissions of up to 7.0% of purchase payments that Owners make and up to 1% of purchase payments as annual trail commissions. AGL also has agreed to pay AGSI for its promotional activities, such as solicitation of selling group agreements between broker-dealers and AGL, agent appointments with AGL, printing and development of sales literature to be used by AGL appointed agents and related marketing
support, and related special promotional campaigns.   From time to time, AGSI
may engage in special promotions where AGSI pays additional compensation to one or more of the broker-dealers that sell the Contracts. None of these distribution expenses results in any additional charges under the Contracts that are not described under "Charges under the Contracts."

                              SERVICES AGREEMENTS

American General Life Companies ("AGLC") is party to a general services agreement with AGL. AGLC, an affiliate of AGL, is a corporation incorporated in Delaware on November 24, 1997. Its address is 2727-A Allen Parkway, Houston, Texas 77019-2191. Under this agreement, AGLC provides services to AGL, including most of the administrative, data processing, systems, customer services, product development, actuarial, auditing, accounting and legal services for AGL and the Contracts.

AGL has entered into administrative services agreements with the advisers or fund administrators for the mutual funds that offer shares to the Divisions.
AGL receives fees for the administrative services it performs. These fees do not result in any additional charges under the Contracts that are not described under "Charges under the Contracts."

                                 LEGAL MATTERS

We are not involved in any legal matter about the Separate Account that would be considered material to the interests of Owners. Pauletta P. Cohn, Associate General Counsel of AGLC has passed upon the legality of the Contracts described in this Prospectus. Mayer, Brown & Platt, Washington, D.C., has advised AGL on certain federal securities law matters.

                            YEAR 2000 CONSIDERATIONS

AGL and its affiliates are in the process of modifying their computer systems to be Year 2000 compliant. During 1997, AGL and its affiliates incurred and expensed $15 million (pretax) related to this project. AGL and its affiliates estimate that it will incur future costs in excess of $45 million (pretax) for additional internal staff, third-party vendors, and other expenses to render its systems Year 2000 compliant.

AGL and its affiliates expect to substantially complete this project during 1998. However, risks and uncertainties exist in most significant systems development projects. If conversion of AGL and its affiliates' systems is not completed on a timely basis, due to non-performance by third-party vendors or other unforeseen circumstances, the Year 2000 issue could have a material adverse impact on the operations of AGL and its affiliates.

                           OTHER INFORMATION ON FILE

We have filed a Registration Statement with the Securities and Exchange Commission under the Securities Act of 1933 for the Contracts discussed in this Prospectus. We have not included all of the information for the Registration Statement and its exhibits. Statements contained in this Prospectus concerning the Contracts and other legal instruments are intended to be summaries. For a complete statement of their terms, you should refer to the documents that we filed with the Securities and Exchange Commission.



                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

General Information....................................................    2
Regulation and Reserves................................................    2
Independent Auditors...................................................    3
Services...............................................................    3
Principal Underwriter..................................................    4
Annuity Payments.......................................................    4
     Gender of Annuitant...............................................    4
     Misstatement of Age or Gender and Other Errors....................    4
Change of Investment Adviser or Investment Policy......................    5
Performance Data for the Divisions.....................................    5
     Average Annual Total Return Calculations..........................    5
     Total Return Calculations (without Surrender Charge)..............    5
     Cumulative Total Return Calculations (without Surrender Charge)       5
     Hypothetical Performance..........................................    6
     Yield Calculations................................................    9
     Money Market Division Yield and Effective
     Yield Calculations................................................    9
     Performance Comparisons...........................................   10
Effect of Tax-Deferred Accumulation....................................   11
Financial Statements...................................................   12
Index to Financial Statements..........................................   13

                    AMERICAN GENERAL LIFE INSURANCE COMPANY
                               SEPARATE ACCOUNT D

                    PLATINUM INVESTOR(TM) VARIABLE ANNUITY

         FLEXIBLE PAYMENT VARIABLE AND FIXED DEFERRED ANNUITY CONTRACTS

                                   OFFERED BY


                    AMERICAN GENERAL LIFE INSURANCE COMPANY

                             ADMINISTRATIVE CENTER

                    P.O. BOX 1401, HOUSTON, TEXAS 77251-1401
                        1-800-360-4268;  (713) 831-3505

                      STATEMENT OF ADDITIONAL INFORMATION

                          Dated ______________, 1999

This Statement of Additional Information ("Statement") is not a prospectus. You should read it with the Prospectus for American General Life Insurance Company Separate Account D (the "Separate Account") dated ___________, 1999, concerning flexible payment variable and fixed deferred annuity Platinum Investors VA(TM) Contracts. The Separate Account invests in certain Series of AIM Variable Insurance Funds, Inc.; American General Series Portfolio Company; Dreyfus Variable Investment Fund; Dreyfus Socially Responsible Growth Fund, Inc.; MFS Variable Insurance Trust; Morgan Stanley Dean Witter Universal Funds, Inc.; SAFECO Resource Series Trust; Templeton Variable Products Series Fund as well as Van Kampen Life Investment Trust. You can obtain a copy of the Prospectus for the Contracts, and any Prospectus supplements, by contacting American General Life Insurance Company ("AGL") at the address or telephone numbers given above. You have the option of receiving benefits on a fixed basis through AGL's Fixed Account or on a variable basis through the Separate Account. Terms used in this Statement have the same meanings as are defined in the Prospectus under the heading "Glossary."

                               TABLE OF CONTENTS

General Information....................................................    2
Regulation and Reserves................................................    2
Independent Auditors...................................................    3
Services...............................................................    3
Principal Underwriter..................................................    4
Annuity Payments.......................................................    4
     Gender of Annuitant...............................................    4
     Misstatement of Age or Gender and Other Errors....................    4
Change of Investment Adviser or Investment Policy......................    5
Performance Data for the Divisions.....................................    5
     Average Annual Total Return Calculations..........................    5
     Total Return Calculations (without Surrender Charge)..............    5

     Cumulative Total Return Calculations (without Surrender Charge)...    5
     Hypothetical Performance..........................................    6
     Yield Calculations................................................    9
     Money Market Division Yield and Effective
     Yield Calculations................................................    9
     Performance Comparisons...........................................   10
Effect of Tax-Deferred Accumulation....................................   11
Financial Statements...................................................   12
Index to Financial Statements..........................................   13

                                   GENERAL INFORMATION

AGL is a stock life insurance company established under the laws of the state of Texas. The Company is a wholly owned subsidiary of American General Corporation, a Texas holding corporation engaged primarily in the insurance business.


                            REGULATION AND RESERVES

AGL is subject to regulation and supervision by the State of Texas, where it is licensed to do business. This regulation covers a variety of areas, including:


    .   benefit reserve requirements,

    .   adequacy of insurance company capital and surplus,

    .   various operational standards, and

    .   accounting and financial reporting procedures.

AGL's operations and accounts are subject to periodic examination by insurance regulatory authorities.

Under most insurance guaranty fund laws, a state can assess insurers doing business in the state for covered insurance contract losses incurred by insolvent companies. State laws set limits for these assessments. However, AGL cannot reasonably estimate the amount of any future assessments of AGL under these laws. Most states have the authority to excuse or defer an assessment, if it would threaten an insurer's own financial strength. Notwithstanding the foregoing, the Account Value held in the Separate Account may not be covered by insurance guaranty fund laws. The Account Value held in the Fixed Account is covered by the insurance guaranty fund laws.


The federal government generally has not directly regulated the business of insurance. However, federal initiatives often have an impact on the business in a variety of ways. Federal measures that may adversely affect the insurance business include:

    .   employee benefit regulation,

    . tax law changes affecting the taxation of insurance companies or of insurance products,

    . changes in the relative desirability of various personal investment vehicles, and

    . removal of impediments on the entry of banking institutions into the business of insurance.

Also, both the executive and legislative branches of the federal government are considering various insurance regulatory matters. This could ultimately result in direct federal regulation of some aspects of the insurance business. AGL cannot predict whether this will occur or, if it does, what the effect on AGL would be.

State insurance law requires AGL to carry reserves on its books, as liabilities, to meet its obligations under outstanding insurance contracts. AGL bases these reserves on assumptions about future claims experience and investment returns, among other things.

Neither the reserve requirements nor the other aspects of state insurance regulation provide absolute protection to holders of insurance contracts, including the Contracts, if AGL were to incur claims or expenses at rates significantly higher than expected. This might happen, for example, due to a spread of acquired immune deficiency syndrome or other infectious diseases or catastrophes, or significant unexpected losses on its investments.


                             INDEPENDENT AUDITORS

The 1998 consolidated financial statements of AGL included in this Statement were audited by Ernst & Young, LLP, independent auditors as set forth in their report. We include these financial statements in this Statement in reliance upon the report of Ernst & Young, LLP that appears later on in this Statement. Ernst & Young, LLP gives its report upon their authority as experts in accounting and auditing. Ernst & Young, LLP is located at One Houston Center, 1221 McKinney Street, Suite 2400, Houston, TX, 77010.


                                   SERVICES

AGL and American General Life Companies ("AGLC") are parties to a service agreement. Most of the affiliated companies within the American General Corporation holding company system, including certain life insurance companies, are also parties to a similar agreement. AGLC is a corporation incorporated in Delaware on November 24, 1997, with its home office located at 2727-A Allen Parkway, Houston, Texas 77019. AGLC provides shared services to AGL and certain other life insurance companies at cost. These services include data processing, systems, customer services, product development, actuarial, auditing, accounting, and legal. AGL did not pay any fees to AGLC in 1997, because AGLC performed no services under the agreement. AGL paid AGLC $__________ in 1998.


                             PRINCIPAL UNDERWRITER

American General Securities Incorporated ("AGSI") is the principal underwriter for the Contracts. AGSI also serves as principal underwriter to AGL's Separate Account A, and Separate Account VL-R, and to Separate Account E of American General Life Insurance Company of New York. All of these other separate accounts are unit investment trusts registered under the Investment Company Act of 1940. AGSI, a Texas corporation, is a wholly owned subsidiary of AGL and a member of the National Association of Securities Dealers, Inc.

As principal underwriter for the Separate Account, AGSI received from AGL $____________ in 1997 and $____________ in 1998.

AGL offers the securities under the Contracts on a continuous basis.

                                ANNUITY PAYMENTS

GENDER OF ANNUITANT

When annuity payments are based on life expectancy, the amount of each annuity payment ordinarily will be higher if the Annuitant or other measuring life is a male, as compared with a female, under an otherwise identical Contract. This is because, statistically, females tend to have longer life expectancies than males.

However, Montana, and certain other jurisdictions, do not permit differences in annuity payment rates between males and females.

In addition, employers should be aware that, under most employer-sponsored plans, the law prohibits Contracts that make distinctions based on gender. Under these plans, AGL will make available Contracts with no such differences.

MISSTATEMENT OF AGE OR GENDER AND OTHER ERRORS


If the age or gender of an Annuitant has been misstated to us, any amount payable will be the amount that the purchase payments paid would have purchased at the correct age and gender. If we made any overpayments because of incorrect information about age or gender or any error or miscalculation, we will deduct the overpayment from the next payment or payments due. We will add any underpayments to the next payment. We will credit or charge the amount of any adjustment with interest at the assumed interest rate used in the Contract's annuity tables.


               CHANGE OF INVESTMENT ADVISER OR INVESTMENT POLICY

Unless otherwise permitted by law or regulation, no Series may change the investment adviser to any Series or any investment policy without the consent of the shareholders. If required, we will file approval of or change of any investment objective with the insurance department of each state where a Contract has been delivered. We will notify you (or, after annuity payments start, the payee) of any material investment policy change that we have approved. We will also notify you of any investment policy change before its implementation by the Separate Account, if the change requires your comment or vote.


                      PERFORMANCE DATA FOR THE DIVISIONS

AVERAGE ANNUAL TOTAL RETURN CALCULATIONS

Each Division may advertise its average annual total return. We calculate each Division's average annual total return quotation under the following standard method that the SEC prescribes:

    . We take a hypothetical $1,000 investment in the Division's Accumulation Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit Value per unit ("initial investment").

    . We calculate the ending redeemable value ("redeemable value") of that investment at the end of the period. The redeemable value reflects the effect of (1) any applicable Surrender Charge at the end of the period and (2) all other recurring charges and fees applicable under the Contract to all Owner accounts. Other charges and fees include the Mortality and Expense Risk Charge and the Administrative Expense Charge. We do not reflect any premium taxes in the calculation.

    .      We divide the redeemable value by the initial investment.

    . We take this quotient to the Nth root (N representing the number of years in the period), subtract 1 from the result, and express the result as a percentage.

TOTAL RETURN CALCULATIONS (WITHOUT SURRENDER CHARGE)

Each Division may also advertise non-standardized total return. We calculate non-standardized total return in the same manner and for the same time periods as standardized average annual total return, which we describe immediately above. However, in making the redeemable value calculation, we do not deduct any applicable Surrender Charge that we may impose at the end of the period. This is because we assume that the Contract will continue through the end of each period. Deducting these charges would reduce the resulting performance results.

CUMULATIVE TOTAL RETURN CALCULATIONS (WITHOUT SURRENDER CHARGE)

Each Division may also advertise non-standardized cumulative total return performance. Cumulative total return performance is the compound rate of return on a hypothetical initial investment of $1,000 in each Division's Accumulation Units on the first day of the period at the maximum offering price. This figure is the Accumulation Unit value per unit ("initial investment"). Cumulative total return figures (and the related "growth of a $1,000 investment" figures set forth below) do not include the effect of any premium taxes or any applicable Surrender Charge. Cumulative total return quotations reflect changes in Accumulation Unit Value. We calculate these quotations by finding the cumulative rates of return of the hypothetical initial investment over various periods, according to the following formula, and then expressing those rates as a percentage:

                                C = (ERV/P) - 1
Where:
C =     cumulative total return

P =     a hypothetical initial investment of $1,000

ERV = ending redeemable value at the end of the applicable period of a hypothetical $1,000 investment made at the beginning of the applicable period.

HYPOTHETICAL PERFORMANCE

Each Division may advertise hypothetical performance, based on the calculations described above, where all or a portion of the actual historical performance of the corresponding Series in which the Division invests pre-dates the effective date of the Division.

The tables below provide hypothetical performance information for the available Divisions of the Separate Account based on the actual historical performance of the corresponding Series in which each of these Divisions invests. This information reflects all actual charges and deductions of these Series and the Separate Account that hypothetically would have been made if the Separate Account invested assets under the Contracts in these Series for the periods indicated.

All of the actual historical performance of the corresponding Series, as of the date of this Statement, predates the effective date of the Division investing in that Series. The tables below will be revised, in future Statements, to show actual annual historical performance that occurs after the effective date of a Division.


              Hypothetical Historical Average Annual Total Returns
                          (Through December 31, 1998)

                         [TO BE PROVIDED BY AMENDMENT]

INVESTMENT DIVISION
  INCEPTION                               1 YEAR    3 YEARS   5 YEARS  10 YEARS
  ---------                               ------    -------   -------  --------

AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio

                     Hypothetical Historical Total Returns
           without the deduction of any applicable Surrender Charge
                          (Through December 31, 1998)
                         [TO BE PROVIDED BY AMENDMENT]


INVESTMENT DIVISION
  INCEPTION                                1 YEAR    3 YEARS   5 YEARS  10 YEARS
  ---------                                ------    -------   -------  --------

AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio


               Hypothetical Historical Cumulative Total Returns
           without the deduction of any applicable Surrender Charge
                          (Through December 31, 1998)
                         [TO BE PROVIDED BY AMENDMENT]


INVESTMENT DIVISION
  INCEPTION                                1 YEAR    3 YEARS   5 YEARS  10 YEARS
  ---------                                ------    -------   -------  --------

AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio

                  Hypothetical Historical Growth of a $1,000
                          Investment in the Divisions
                          (Through December 31, 1998)
                         [TO BE PROVIDED BY AMENDMENT]


INVESTMENT DIVISION
  INCEPTION                                1 YEAR    3 YEARS   5 YEARS  10 YEARS
  ---------                                ------    -------   -------  --------

AIM V.I. International Equity Fund
AIM V.I. Value Fund
AGSPC International Equities Fund
AGSPC MidCap Index Fund
AGSPC Money Market Fund
AGSPC Stock Index Fund
Dreyfus Quality Bond Portfolio
Dreyfus Small Cap Portfolio
Dreyfus Socially Responsible Growth Fund
MFS Emerging Growth Series
Morgan Stanley Dean Witter Equity Growth Portfolio
Morgan Stanley Dean Witter High Yield Portfolio
SAFECO Equity Portfolio
SAFECO Growth Portfolio
Templeton Asset Allocation
Templeton International
Van Kampen Strategic Stock Portfolio

All of the actual historical performance of the corresponding Series, as of the date of this Statement, predates the effective date of the Division investing in that Series. The yield calculations for the Divisions will be revised, in future Statements, to show actual annual historical performance that occurs after the effective date of a Division.

YIELD CALCULATIONS

We calculate the yields for the [               ] Division and the [
] Division by a standard method that the SEC prescribes.  The hypothetical
yields for the [                       ] Division and the [            ]
Division, based upon the one-month period ended       , were [ %] and
[  %], respectively.  We calculate the yield quotation by dividing

 . the net investment income per Accumulation Unit earned during the specified one month or 30-day period by the Accumulation Unit values on the last day of the period, according to the following formula that assumes a semi-annual reinvestment of income:

                       YIELD = 2[((a-b)/cd + 1)/6/ - 1]

a = net dividends and interest earned during the period by the Series attributable to the Division

b = expenses accrued for the period (net of reimbursements)

c = the average daily number of Accumulation Units outstanding during the period d = the Accumulation Unit value per unit on the last day of the period

The yield of each Division reflects the deduction of all recurring fees and charges that apply to each Division. These fees and charges include the Mortality and Expense Risk Charge and the Administrative Expense Charge. They do not reflect the deduction of Surrender Charges or premium taxes.

All of the actual historical performance of the corresponding Series, as of the date of this Statement, predates the effective date of the Division investing in that Series. The hypothetical historical yield for the Money Market Division will be revised, in future Statements, to show actual annual historical performance that occurs after the effective date of a Division.

MONEY MARKET DIVISION YIELD AND EFFECTIVE YIELD CALCULATIONS

We calculate the Money Market Division's yield by a standard method that the SEC prescribes. Under that method, we base the current yield quotation on a seven day period and calculate that yield as follows:

    .   We take the net change in the Accumulation Unit value during the period.

    . We divide that net change by the Accumulation Unit value at the beginning of the period to obtain the base period return.

    . We multiply the base period return by the fraction 365/7 to obtain the current yield figure.

    . We carry the current yield figure to the nearest one-hundredth of one percent.

We do not include realized capital gains or losses and unrealized appreciation or depreciation of the Division's Portfolio in the calculation. The Money Markets Divisions hypothetical historical yield for the seven day period ended
[         ] was [     %].

We determine the Money Market Division's effective yield by taking the base period return (computed as described above) and calculating the effect of assumed compounding. The formula for the effective yield is: (base period return +1)/365/7/-1. The Money Market Division's hypothetical historical effective yield for the seven day period ended [ ] was [ %]. Yield and effective yield do not reflect the deduction of Surrender Charges or premium taxes that we may impose when you redeem Accumulation Units.

PERFORMANCE COMPARISONS

In our advertising and sales literature, we may compare the performance of each or all of the available Divisions of the Separate Account to the performance of
(1) other variable annuities in general or (2) particular types of variable annuities that invest in mutual funds, or series of mutual funds, with investment objectives similar to each of the Divisions of the Separate Account.

Lipper Analytical Services, Inc. ("Lipper") and the Variable Annuity Research and Data Service ("VARDS(R)") are independent services that monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis. Lipper's rankings include variable life insurance issuers as well as variable annuity issuers. VARDS(R) rankings compare only variable annuity issuers. The performance analyses prepared by Lipper and VARDS(R) rank such issuers on the basis of total return. Total return assumes the reinvestment of dividends and distributions, but does not take into consideration sales charges, redemption fees or certain expense deductions at the separate account level. In addition, VARDS(R) prepares risk-adjusted rankings, which consider the effects of market risk on total return performance.

In addition, we may compare each Division's performance in advertisements and sales literature to the following benchmarks:

    . the Standard & Poor's 500 Composite Stock Price Index, an unmanaged weighted index of 500 leading domestic companies that represents approximately 80% of the market capitalization of the U.S. equity market;

    . the Dow Jones Industrial Average, an unmanaged unweighted average of 30 blue chip industrial corporations listed on the New York Stock Exchange and generally considered representative of the U.S. stock market;

    . the Consumer Price Index, published by the U.S. Bureau of Labor Statistics, a statistical measure of change, over time, in the prices of goods and services in major spending groups and generally is considered to be a measure of inflation;

    . the Lehman Brothers Government and Domestic Strategic Income Index, the Salomon Brothers High Grade Domestic Strategic Income Index, and the Merrill Lynch Government/Corporate Master Index, unmanaged indices that are generally considered to represent the performance of intermediate and long term bonds during various market cycles; and

    . the Morgan Stanley Dean Witter Capital International Europe Australia Far East Index, an unmanaged index that is considered to be generally representative of major non-U.S. stock markets.


                      EFFECT OF TAX-DEFERRED ACCUMULATION

The Contracts qualify for tax-deferred treatment on earnings. This tax-deferred treatment increases the amount available for accumulation by deferring taxes on any earnings until the earnings are withdrawn. The longer the taxes are deferred, the more the potential you have for the assets under your Contract to grow over the term of the Contracts.

The hypothetical tables set out below illustrate this potential. The tables compare accumulations based on a single initial purchase payment of $100,000 compounded annually under:

    . a Contract, whose earnings are not taxed until withdrawn in connection with a full surrender, partial withdrawal, or annuitization, or termination due to insufficient Account Value ("withdrawal of earnings") and

    . an investment whose earnings are taxed on a current basis ("Taxable Investment"), based on an assumed tax rate of 28%, and the assumed earning rates specified.


                                     5 Years    10 Years   20 Years
                                     --------   --------   --------

Contract (7.50% earnings rate)       $143,563   $206,103   $424,785
Contract (after Taxes)               $131,365   $176,394   $333,845
Taxable Investment                   $130,078   $169,202   $286,294

                                     5 Years    10 Years   20 Years
                                     --------   --------   --------
Contract (10.00% earnings rate)      $161,051   $259,374   $672,750
Contract (after Taxes)               $143,957   $214,749   $512,380
Taxable Investment                   $141,571   $200,423   $401,694

The hypothetical tables do not reflect any fees or charges under a Contract or Taxable Investment. However, the Contracts impose:

    .   a Mortality and Expense Risk Charge of 1.20%;

    . a Surrender Charge (applicable to withdrawal of earnings for the first seven Contract years) up to a maximum of 7%;

    .   an Administrative Expense Charge of 0.15%.

A Taxable Investment could incur comparable fees or charges. Fees and charges would reduce the return from a Contract or Taxable Investment.

Under the Contracts, a withdrawal of earnings is subject to tax, and may be subject to an additional 10% tax penalty before age 59 1/2.

These tables are only illustrations of the effect of tax-deferred accumulations and are not a guarantee of future performance.


                              FINANCIAL STATEMENTS

Separate Account D has a total of 75 Divisions as of the date of this Statement. The 17 Divisions which are available under the Contracts that are the subject of this Statement are not included in the December 31, 1998 financial statements for the Separate Account because none were available under any contracts related to the Separate Account as of December 31, 1998. Therefore, there are no financial statements for Separate Account D included in this Statement.

You should consider the financial statements of AGL that we include in this Statement primarily as bearing on the ability of AGL to meet its obligations under the Contracts.

                                   INDEX TO

                             FINANCIAL STATEMENTS

                                                                        Page No.
                                                                        --------

AGL Consolidated Financial Statements [TO BE PROVIDED BY AMENDMENT]

    Report of Ernst & Young, LLP, Independent Auditors.................

    Consolidated Balance Sheets........................................

    Consolidated Statements of Income..................................

    Consolidated Statements of Shareholder's Equity....................

    Consolidated Statements of Cash Flows..............................

    Notes to Consolidated Financial Statements.........................

                                    PART C

                               OTHER INFORMATION


ITEM 24.    FINANCIAL STATEMENTS AND EXHIBITS

            (a)  Financial Statements

                 PART A:  None

                 PART B: Financial Statements of American General Life Insurance Company ("AGL")
                          (To be filed by Pre-Effective Amendment)

                 PART C:  None

            (b)  Exhibits

            (1)(a) American General Life Insurance Company of Delaware Board of Directors resolution authorizing the establishment of Separate Account D, incorporated by reference to the initial filing to Separate Account D's Form S-6 Registration Statement (File No. 2-49805) on December 6, 1973.

               (b) Resolution of the Board of Directors of American General Life Insurance Company of Delaware authorizing among other things, the redomestication of that company in Texas and the renaming of that company as American General Life Insurance Company, incorporated by reference to the initial filing of Separate Account D's Form N-4 Registration Statement (File No. 33-43390) on October 16, 1991.

               (c) Resolution of the Board of Directors of American General Life Insurance Company of Delaware providing, inter alia, for Registered Separate Accounts' Standards of Conduct, incorporated by reference to Pre-Effective Amendment No. 1 to Separate Account D's Form N-4 Registration Statement (File No. 33043390), filed on December 31, 1991.

        (2)               None

            (3)(a) Distribution Agreement By and Among American General Life Insurance Company and American General Securities Incorporated

            (b)(i) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and AIM Variable Insurance Funds, Inc. (To be filed by Pre-Effective Amendment).

              (ii) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and American General Series Portfolio Company (To be filed by Pre-Effective Amendment).

             (iii) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and Dreyfus Variable Investment Fund (To be filed by Pre-Effective Amendment).

              (iv) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and Dreyfus Socially Responsible Growth Fund, Inc. (To be filed by Pre-Effective Amendment).

               (v) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and MFS Variable Insurance Trust (To be filed by Pre-Effective Amendment).

              (vi) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and Morgan Stanley Dean Witter Universal Funds, Inc. (To be filed by Pre-Effective Amendment).

             (vii) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and SAFECO Resources Series Trust (To be filed by Pre-Effective Amendment).

            (viii) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and Templeton Variable Products Series Fund (To be filed by Pre-Effective Amendment).

              (ix) Form of Participation Agreement by and among American General Life Insurance Company, American General Securities Incorporated and Van Kampen Life Investment Trust (To be filed by Pre-Effective Amendment).

            (c) Specimen form of Selling Group Agreement by and among American General Life Insurance Company, American General Securities Incorporated, and Selling Group Members, and associated agency (To be filed by Pre-Effective Amendment).

            (4)(a)    Form of Variable Annuity Contract  Form No. 98020.

            (5)(a)    Form of Application for Contract (Form No. L9-223-98).

              (b) Specimen form of Platinum Investor Variable Annuity Service Request. (To be filed by Pre-Effective Amendment).

              (c) Specimen form of Special Request Rider for Surrender Charge Waiver under Contract Form No.95049 Rev 896. (To be filed by Pre-Effective Amendment).

            (6)(a) Amended and Restated Articles of Incorporation of American General Life Insurance Company, effective December 31, 1991, incorporated by reference to the intitial filing of Separate Account D's Form N-4 Registration Statement (File No. 33-43390) October 16, 1991.

              (b) Bylaws of American General Life Insurance Company, adopted January 22, 1992, incorporated by reference from Post-Effective Amendment No. 1 to Separate Account D's Form N-4 Registration Statement (File No. 33-43390), filed on April 30, 1992.

            (7)       None

            (8) (a) Form of services agreement dated July 31, 1975, (limited to introduction and first two recitals, and sections 1-3) among various affiliates of American General Corporation, including American General Life Insurance Company and American General Life Companies (formerly Division General Independent Producer Division), incorporated by reference to Post-Effective Amendment No 23 to the Form N-4 Registration Statement of AGL's Separate Account A (File No. 33-44745), filed on April 24, 1998.

              (b) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc.

              (c) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation, as amended by that Amendment to Agreement dated as effective as of December 1, 1998.

              (d) Form of Administrative Services Agreement between American General Life Insurance Company and Franklin Templeton Services, Inc.

              (e) Form of Administrative Services Agreement between American General Life Insurance Company and Morgan Stanley Dean Witter Investment Management Inc.

              (f) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company.

              (g) Form of Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management, Inc.

            (9) Opinion and Consent of Counsel. (To be filed by Pre-Effective Amendment).

            (10)(a) Consent of Independent Auditors. (To be filed by Pre-Effective Amendment).

                (b) Consent of Mayer, Brown & Platt (To be filed by Pre-Effective Amendment).

            (11)      None

            (12)      None

            (13)(a) Computations of hypothetical historical average annual total returns for the Separate Account Divisions available under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception. (To be filed by Pre-Effective Amendment).

              (b) Computations of hypothetical historical total returns for the Separate Account Divisions under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception. (To be filed by Pre-Effective Amendment).

              (c) Computations of hypothetical historical cumulative total returns for the Separate Account Divisions under Contract Form No. 98020 for the one and five year periods ended December 31, 1998, and since inception. (To be filed by Pre-Effective Amendment).

              (d) Computations of hypothetical historical 30 day yield for the Money Market Division and the [_____________________], available under Contract Form No. 98020 for the one month period ended December 31, 1998. (To be filed by Pre-Effective Amendment).

              (e) Computations of hypothetical historical seven day yield and effective yield for the Money Market Divsion, available under Contract Form No. 98020 for the seven day period ended December 31, 1998. (To be filed by Pre-Effective Amendment).

ITEM 25.    DIRECTORS AND OFFICERS OF THE DEPOSITOR

       The directors, executive officers, and, to the extent responsible for variable annuity operations, other officers of the depositor are listed below.

                                      Positions and Offices
          Name and Principal          with the
          Business Address            Depositor
          -------------------         ---------------------------

          David A. Fravel             Director and
          2727-A Allen Parkway        Executive Vice President
          Houston, Texas   77019

          Robert F. Herbert, Jr.      Director and
          2727-A Allen Parkway        Senior Vice President,
          Houston, TX   77019         Treasurer and Controller

          Royce G. Imhoff, II         Director and Senior
          2727-A Allen Parkway        Vice President and
          Houston, TX   77019         Chief Marketing Officer

          John V. LaGrasse.           Director, and
          2929 Allen Parkway          Executive Vice President-
          Houston, TX   77019         Chief Systems Officer

          Rodney O. Martin, Jr.       Director, and
          2727-A Allen Parkway        Chairman
          Houston, TX    77019

          Jon P. Newton               Director and
          2929 Allen Parkway          Vice Chairman
          Houston, TX   77019

          Philip K. Polkinghorn       Director,
          2727-A Allen Parkway        Executive Vice President
          Houston, Texas   77019      and Chief Financial Officer

          Gary D. Reddick             Director and
          2727-A Allen Parkway        Executive Vice President
          Houston, TX  77019

          Ronald H. Ridlehuber        Director, President and
          2727-A Allen Parkway        Chief Executive Officer
          Houston, TX  77019

          Wayne A. Barnard            Senior Vice President
          2727-A Allen Parkway        and Chief Actuary
          Houston, TX  77019

          F. Paul Kovach, Jr.         Senior Vice President-
          2727-A Allen Parkway        Broker Dealers and FIMG
          Houston, TX  77019

          Simon J. Leech              Senior Vice President-
          2727-A Allen Parkway        Houston Service Center
          Houston, TX  77019

          Don M. Ward                 Senior Vice President-
          2727-A Allen Parkway        Variable Products-Marketing
          Houston, TX  77019

          Farideh Farrokhi            Vice President & Assistant Controller-
          2727-A Allen Parkway        Financial Reporting and
          Houston, TX  77019          Fund Accounting

          Rosalia S. Nolan            Vice President-
          2727-A Allen Parkway        Policy Administration
          Houston, TX  77019

          Larry M. Robinson           Vice President-
          2727-A Allen Parkway        Variable Products-Marketing
          Houston, TX  77019

          Pauletta P. Cohn            Secretary
          2727-A Allen Parkway
          Houston, TX  77019

          Joyce R. Bilski             Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Timothy M. Donovan          Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Karen Harper                Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Laura Milazzo               Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Patricia L. Myles           Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019

          Linda Price                 Administrative Officer
          2727-A Allen Parkway
          Houston, TX  77019


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

The following is a list of American General Corporation's subsidiaries as of December 31, 1998. All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).

                                                            Jurisdiction of
                       Name                                Incorporation
                       ----                               ---------------

AGC Life Insurance Company...................................   Missouri
 American General Life and Accident Insurance Company/6/.....   Tennessee
   American General Exchange, Inc............................   Tennessee
   Independent Fire Insurance Company........................   Florida
     American General Property Insurance Company of Florida..   Florida
 American General Life Insurance Company/7/..................   Texas
   American General Annuity Service Corporation..............   Texas
   American General Life Companies...........................   Delaware
   American General Life Insurance Company of New York.......   New York
     The Winchester Agency Ltd...............................   New York
   The Variable Annuity Life Insurance Company...............   Texas
     PESCO Plus, Inc/15/.....................................   Delaware
     The Variable Annuity Marketing Company..................   Texas
     VALIC Investment Services Company.......................   Texas
     VALIC Retirement Services Company.......................   Texas
     VALIC Trust Company.....................................   Texas

 American General Property Insurance Company...................   Tennessee
 The Franklin Life Insurance Company...........................   Illinois
   The American Franklin Life Insurance Company................   Illinois
   Franklin Financial Services Corporation.....................   Delaware
 HBC Development Corporation...................................   Virginia
 Templeton American General Life of Bermuda, Ltd/14/...........   Bermuda
 Western National Corporation..................................   Delaware
   WNL Holding Corp............................................   Delaware
     American General Annuity Insurance Company/8/.............   Texas
     American General Assignment Corporation...................   Texas
 AGA Brokerage Services, Inc...................................   Delaware
     AGA Investment Advisory Services, Inc.....................   Delaware
   Independent Advantage Financial and Insurance Services, Inc.   California
     American General Financial Institution Group, Inc.........   Delaware
     WNL Insurance Services, Inc...............................   Delaware
American General Corporation*..................................   Delaware
American General Delaware Management Corporation/1/............   Delaware
American General Finance, Inc..................................   Indiana
 HSA Residential Mortgage Services of Texas, Inc...............   Delaware
 AGF Investment Corp...........................................   Indiana
 American General Auto Finance, Inc. ..........................   Delaware
 American General Finance Corporation/9/.......................   Indiana
   American General Finance Group, Inc.........................   Delaware
     American General Financial Services, Inc./10/.............   Delaware
       The National Life and Accident Insurance Company........   Texas
   Merit Life Insurance Co.....................................   Indiana
   Yosemite Insurance Company..................................   Indiana
 American General Finance, Inc.................................   Alabama
 American General Financial Center.............................   Utah
 American General Financial Center, Inc.*......................   Indiana
 American General Financial Center, Incorporated*..............   Indiana
 American General Financial Center Thrift Company*.............   California
 Thrift, Incorporated*.........................................   Indiana
American General Investment Advisory Services, Inc.*...........   Texas
American General Investment Holding Corporation/11/............   Delaware
American General Investment Management Corporation/11/.........   Delaware
American General Realty Advisors, Inc..........................   Delaware
American General Realty Investment Corporation.................   Texas
 AGLL Corporation/12/..........................................   Delaware
 American General Land Holding Company.........................   Delaware
   AG Land Associates, LLC/12/.................................   California
 GDI Holding, Inc.*/13/........................................   California
 Pebble Creek Service Corporation..............................   Florida
 SR/HP/CM Corporation..........................................   Texas
Green Hills Corporation........................................   Delaware
Knickerbocker Corporation......................................   Texas
 American Athletic Club, Inc...................................   Texas
Pavilions Corporation..........................................   Delaware

USLIFE Corporation...........................................   Delaware
 All American Life Insurance Company.........................   Illinois
 American General Assurance Company..........................   Illinois
   American General Indemnity Company........................   Nebraska
   USLIFE Credit Life Insurance Company of Arizona...........   Arizona
 American General Life Insurance Company of Pennsylvania.....   Pennsylvania
 I.C. Cal*...................................................   California
 The Old Line Life Insurance Company of America..............   Wisconsin
 The United States Life Insurance Company in the City
   of New York...............................................   New York
 USLIFE Agency Services, Inc.................................   Illinois
   USMRP, Ltd................................................   Turks & Caicos
 USLIFE Financial Institution Marketing Group, Inc...........   California
 USLIFE Insurance Services Corporation.......................   Texas
 USLIFE Realty Corporation...................................   Texas
     USLIFE Real Estate Services Corporation.................   Texas
 USLIFE Systems Corporation..................................   Delaware

American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.

                                     NOTES

/1/ The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by AGC and AGDMC and the business and affairs of each are managed by AGDMC:

      American General Capital, L.L.C.
      American General Delaware, L.L.C.

/2/ On November 26, 1996, American General Institutional Capital A ("AG Cap Trust A"), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees:
      Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.

/3/ On November 14, 1997, American General Capital I, American General Capital II, American General Capital III, and American General Capital IV (collectively, the "Trusts"), all Delaware business trusts, were created. Each of the Trusts' business and affairs are conducted through its trustees: Bankers Trust (Delaware) and James L. Gleaves (not in his individual capacity but solely as Trustee).

/4/ On July 10, 1997, the following insurance subsidiaries of AGC became the direct owners of the indicated percentages of membership units of SBIL B, L.L.C. ("SBIL B"), a U.S. limited liability company: VALIC (22.6%), FL (8.1%), AGLA (4.8%) and AGL (4.8%).

      Through their aggregate 40.3% interest in SBIL B, VALIC, FL, AGLA and AGL indirectly own approximately 28% of the securities of SBI, an English company, and 14% of the securities of ESBL, an English company, SBP, an English company, and SBFL, a Cayman Islands company. These interests are held for investment purposes only.

/5/ Effective December 5, 1997, AGC and Grupo Nacional Provincial, S.A. ("GNP") completed the purchase by AGC of a 40% interest in Grupo Nacional Provincial Pensions S.A. de C.V., a new holding company formed by GNP, one of Mexico's largest financial services companies.

/6/ AGLA owns approximately 12% of Whirlpool Financial Corp. ("Whirlpool") preferred stock. AGLA's holdings in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool. The interests in Whirlpool (which is a corporation that is not associated with AGC) are held for investment purposes only.

/7/ AGL owns 100% of the common stock of American General Securities Incorporated ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:

        American General Insurance Agency, Inc. (Missouri)
        American General Insurance Agency of Hawaii, Inc. (Hawaii)
        American General Insurance Agency of Massachusetts, Inc. (Massachusetts)

      In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:

        American General Insurance Agency of Ohio, Inc. (Ohio)
        American General Insurance Agency of Texas, Inc. (Texas)
        American General Insurance Agency of Oklahoma, Inc. (Oklahoma) Insurance Masters Agency, Inc. (Texas)

      AGSI and the foregoing agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.

/8/ AGA Series Trust is a Massachusetts business trust, all of the shares of which are held in the separate account of AGA for the benefit of AGA variable annuity policyholders.

/9/ American General Finance Corporation is the parent of an additional 48 wholly-owned subsidiaries incorporated in 30 states and Puerto Rico for the purpose of conducting its consumer finance operations, including those noted in footnote 10 below.

/10/ American General Financial Services, Inc. is the parent of an additional 7 wholly-owned subsidiaries incorporated in 4 states and Puerto Rico for the purpose of conducting its consumer finance operations.

/11/ American General Investment Management, L.P. is jointly owned by AGIHC and AGIMC. AGIHC holds a 99% limited partnership interest, and AGIMC owns a 1% general partnership interest.

/12/ AG Land Associates, LLC is jointly owned by AGLH and AGLL. AGLH holds a 98.75% managing interest and AGLL owns a 1.25% managing interest.

/13/  AGRI owns only a 75% interest in GDI Holding, Inc.

/14/ AGCL owns 50% of the common stock of TAG Life. Franklin Resources, Inc., a Delaware business corporation and financial services holding company, through its subsidiary TGH Holdings, Ltd., a Bahamian business corporation, owns the remaining 50% of TAG Life. Franklin Resources, Inc. and TGH Holdings, Ltd. are not affiliated with AGC.

/15/ VALIC holds 900 (90%) of the outstanding common shares. The Florida Education Association/United, a Florida teachers union and unaffiliated third party, holds the remaining 100 (10%) of the outstanding common shares.

All of the subsidiaries of AGL are included in its consolidated financial statements, which are filed in Part B of this Registration Statement.

ITEM 27.    NUMBER OF CONTRACT OWNERS

  As of December 31, 1998, there were no owners of Contracts offered by this Registration Statement.

ITEM 28.  INDEMNIFICATION

     AGL's By-Laws, as amended, include provisions concerning the indemnification of its officers and directors, and certain other persons, which provide in substance as follows:

     Article XI of AGL's By-Laws provide, in part, that AGL, except to the extent expressly prohibited by the Texas Business Corporation law or Texas Insurance law, shall have the power to indemnify each person made or threatened to be made a party to or called as a witness in or asked to provide information in connection with any pending or threatened action, proceeding, hearing or investigation, whether civil or criminal, and whether judicial, quasi-judicial, administrative, or legislative, and whether or not for or in the right of AGL or any other enterprise, by reason of the fact that such person or such person's testator or intestate is or was a director or officer of AGL, or is or was a director or officer of AGL who also serves or served at the request of AGL, any other corporation, partnership, joint venture, trust, employee benefit plan or otherwise enterprise in any capacity, against judgments, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in a bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantages to which he or she was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless AGL has given its prior consent to such settlement or other disposition.

     Under Article XI, AGL shall advance or promptly reimburse, upon request of any person entitled to indemnification, all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of its final disposition upon receipt of a written undertaking by or on behalf of such person to repay such amount if such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed exceed the amount to which such person is entitled, provided, however, that such person shall cooperate in good faith with any request by AGL that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to a actual or potential differing interests between or amount such parties.

     AGL agrees under Article XI that it shall not, except by elimination or amendment of the By-Laws, take any corporate action or enter into any agreement which prohibits, or otherwise limits the rights of any person to, indemnification in accordance with the provisions of the By-Laws. The indemnification of any person provided by the By-Laws shall continue after such person has ceased to be a director or officer of AGL and shall inure to the benefit of such person's heirs, executors, administrators and legal representatives.

     AGL is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of such person pursuant to the By-Laws.

     A person who has been successful, on the merits or otherwise, in the defense of a civil or criminal action or proceeding of the character described in Article XI of AGL's By-Laws shall be entitled to indemnification as authorized by Article XI. Except as provided in the preceding sentence and unless ordered by a court, any indemnification under Article XI shall be made by AGL if, and only if, authorized in the specific case:

     (1) By the Board of Directors acting by a quorum consisting of directors who are not parties to such action or proceeding upon a finding that the director or officer has met the standard of conduct set forth in the first paragraph of Article XI (and which is described in the first paragraph of this Item 28); or

     (2) If such a quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs;

          (a) By the Board of Directors upon the opinion in writing of independent legal counsel that indemnification is proper in the circumstances because the standard of conduct set forth in the first paragraph of Article XI has been met by such director or officer; or

          (b) By the shareholders upon a finding that the directors or officer has met the applicable standard of conduct set forth in such paragraph.

     AGL shall make no payments under Article XI until it shall have complied with all provisions then in force of Texas Insurance law with respect to indemnification.

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to Directors, Officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.    PRINCIPAL UNDERWRITERS

  (a) Registrant's principal underwriter, American General Securities Incorporated, also acts as principal underwriter for American General Life Insurance Company Separate Account A, American General Life Insurance Company Separate Account VL-R, and American General Life Insurance Company of New York Separate Account E.

  (b) The directors and principal officers of the principal underwriter are:

                                            Position and Offices
                                              with Underwriter,
            Name and Principal                American General
            Business Address              Securities Incorporated
            -----------------             -----------------------

            F. Paul Kovach, Jr.            Director and President
            American General Securities
             Incorporated
            2727 Allen Parkway
            Houston, TX 77019

            Royce G. Imhoff, II            Director
            American General Life
             Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            Rodney O. Martin, Jr.          Director and Chairman
            American General Life
             Companies
            2727-A Allen Parkway
            Houston, TX 77019

            Robert F. Herbert              Senior Vice President and Treasurer
            American General Life
             Companies
            2727-A Allen Parkway
            Houston, Texas 77019

            John A. Kalbaugh               Vice President - Marketing
            American General Life
             Companies
            2727-A Allen Parkway
            Houston, TX 77019

            Robert M. Roth                 Vice President -
            American General Securities    Administration and Compliance
             Incorporated
            2727 Allen Parkway
            Houston, TX  77019

            Pauletta P. Cohn               Secretary
            American General Life
             Companies
            2727-A Allen Parkway
            Houston, TX  77019

            Kenneth D. Nunley              Associate Tax Officer
            2727-A Allen Parkway
            Houston, TX 77019

            (c) Not Applicable.

ITEM 30.    LOCATION OF RECORDS

      All records referenced under Section 31(a) of the 1940 Act, and Rules 31a-1 through 31a-3 thereunder, are maintained and in the custody of American General Life Companies at its principal executive office located at 2727-A Allen Parkway, Houston, Texas 77019.

ITEM 31.    MANAGEMENT SERVICES

              Not Applicable.

ITEM 32.    UNDERTAKINGS

      The Registrant undertakes: A) to file a post-effective amendment to this Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the Contracts may be accepted; B) to include either (1) as part of any application to purchase a Contract offered by a prospectus, a space that an applicant can check to request a Statement, or (2) a toll-free number or a post card or similar written communication affixed to or included in the applicable prospectus that the applicant can remove to send for a Statement; C) to deliver any Statement and any financial statements required to be made available under this form promptly upon written or oral request.

REPRESENTATION REGARDING THE REASONABLENESS OF AGGREGATE FEES AND CHARGES DEDUCTED UNDER THE CONTRACTS PURSUANT TO SECTION 26(e)(2)(A) OF THE INVESTMENT COMPANY ACT OF 1940

      AGL represents that the fees and charges deducted under the Contract that is identified as Contract 98020 and comprehended by this Registration Statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AGL under the Contract. AGL bases its representation on its assessment of all of the facts and circumstances, including such relevant factors, as; the nature and extent of such services, expenses and risks; the need for AGL to earn a profit; the degree to which the Contract includes innovative features; and the regulatory standards for exemptive relief under the Investment Company Act of 1940 used prior to October 1996, including the range of industry practice. This representation applies to all Contracts sold pursuant to this Registration Statement, including those sold on the terms specifically described in the prospectus contained herein, or any variations therein, based on supplements, endorsements, or riders to any Contracts or prospectuses, or otherwise.

                              POWERS OF ATTORNEY

     Each person whose signature appears below hereby appoints Robert F. Herbert, Jr., Gary D. Reddick and Pauletta P. Cohn and each of them, any one of whom may act without the joinder of the others, as his/her attorney-in-fact to sign on his/her behalf and in the capacity stated below and to file all amendments to this Registration Statement, which amendment or amendments may make such changes and additions to this Registration Statement as such attorney-in-fact may deem necessary or appropriate.

                                 SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, American General Life Insurance Company Separate Account D, has duly caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 15th day of January, 1999.


                              AMERICAN GENERAL LIFE INSURANCE
                              COMPANY
                              SEPARATE ACCOUNT D
                              (Registrant)

                         BY:  AMERICAN GENERAL LIFE INSURANCE
                               COMPANY
                              (On behalf of the Registrant and itself)


                         BY: /s/ Philip K. Polkinghorn                    .
                            -----------------------------------------
                              Philip K. Polkinghorn.
                              Executive Vice President and
                                Chief Financial Officer



                         BY: /s/ Robert F. Herbert, Jr.                    .
                            -----------------------------------------
                              Robert F. Herbert, Jr.
                              Senior Vice President, Treasurer and
                                Controller
[SEAL]

ATTEST:  /s/ Pauletta P. Cohn
         ------------------------------
         Pauletta P. Cohn
         Secretary

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following officers and directors of American General Life Insurance Company in the capacities and on the dates indicated.


Signature                          Title                              Date
---------                          -----                              ----


/s/ Ronald H. Ridlehuber    Director, President and CEO         January 15, 1999
-------------------------
Ronald H. Ridlehuber


/s/ Philip K. Polkinghorn   Director, Executive Vice President  January 15, 1999
-------------------------   and Chief Financial Officer
Philip K. Polkinghorn



/s/ Robert F. Herbert, Jr.  Director, Senior Vice President,    January 15, 1999
--------------------------  Treasurer and Controller
Robert F. Herbert, Jr.


/s/ David A. Fravel         Director                            January 15, 1999
--------------------------
David A. Fravel



/s/ Royce G. Imhoff, II     Director                            January 15, 1999
--------------------------
Royce G. Imhoff, II



/s/ John V.LaGrasse         Director                            January 15, 1999
--------------------------
John V. LaGrasse



/s/ Rodney O. Martin, Jr.   Director                            January 15, 1999
--------------------------
Rodney O. Martin, Jr.



                            Director
--------------------------
Jon P. Newton



/s/ Gary D. Reddick         Director                            January 15, 1999
--------------------------
Gary D. Reddick

                                 EXHIBIT INDEX

 99(3)(a) Distribution Agreement By and Among American General Life Insurance Company and American General Securities Incorporated

 99(4)(a)   Form of Annuity Contract Form No. 98020.

 99(5)(a)   Form of Application for Contract (Form No. L9-223-98).

 99(8)(b) Administrative Services Agreement dated as of June 1, 1998, between American General Life Insurance Company and AIM Advisors, Inc.

      (c) Administrative Services Agreement dated as of August 11, 1998, between American General Life Insurance Company and The Dreyfus Corporation, as amended by that Amendment to Agreement dated as effective as of December 1, 1998.

      (d) Form of Administrative Services Agreement between American General Life Insurance Company and Franklin Templeton Services, Inc.

      (e) Form of Administrative Services Agreement between American General Life Insurance Company and Morgan Stanley Dean Witter Investment Management Inc.

      (f) Form of Administrative Services Agreement between American General Life Insurance Company and SAFECO Asset Management Company.

      (g) Form of Administrative Services Agreement between American General Life Insurance Company and Van Kampen Asset Management, Inc.